   As filed with the Securities and Exchange Commission on December 24, 1997

                                                            File No. 333-
                                                                         ------
                                                            File No. 811-
                                                                         ------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [ X ]
              Pre-Effective Amendment No.                          [___]
                                           ---
              Post-Effective Amendment No.                         [___]
                                           ---
                    REGISTRATION STATEMENT UNDER
                THE INVESTMENT COMPANY ACT OF 1940                 [ X ]

                       Amendment No.                               [___]
                                     --------
                      THE SAGE VARIABLE ANNUITY ACCOUNT A
                           (Exact Name of Registrant)

                      SAGE LIFE ASSURANCE OF AMERICA, INC.
                              (Name of Depositor)

                              300 Atlantic Street
                              Stamford, CT  06901
              (Address of Depositor's Principal Executive Offices)

                 Depositor' s Telephone Number:  (203) 324-6338

                               James F. Bronsdon
                      Sage Life Assurance of America, Inc.
                              300 Atlantic Street
                              Stamford, CT  06901

               (Name and Address of Agent for Service of Process)

                                    Copy to:
                                Stephen E. Roth
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under flexible payment deferred combination fixed and variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                       PURSUANT TO RULE 481(a) AND 495(a)

Showing location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information required by Form N-4


                                     PART A

ITEM OF FORM N-4                                                 PROSPECTUS CAPTION
----------------                                                 ------------------


<S
   1.   Cover Page      . . . . . . . . . . . . . . . . . . . .  Cover Page

   2.   Definitions     . . . . . . . . . . . . . . . . . . . .  Index of Terms

   3.   Synopsis        . . . . . . . . . . . . . . . . . . . .  Fee Table; Profile

   4.   Condensed Financial Information . . . . . . . . . . . .  How is Contract Performance Presented?

   5.   General         . . . . . . . . . . . . . . . . . . . .

         (a) Depositor   . . . . . . . . . . . . . . . . . . . . What other information should I know?

         (b) Registrant . . . . . . . . . . . . . . . . . . . .  What other information should I know?

         (c) Portfolio Company  . . . . . . . . . . . . . . . .  What are my investment options?

         (d) Fund Prospectus  . . . . . . . . . . . . . . . . .  Cover Page

         (e) Voting Rights  . . . . . . . . . . . . . . . . . .  What other information should I know?

         (f) Administrators . . . . . . . . . . . . . . . . . .  What other information should I know?

   6.   Deductions and Expenses

         (a) General    . . . . . . . . . . . . . . . . . . . .  What are the expenses under the Contract?

         (b) Sales Load % . . . . . . . . . . . . . . . . . . .  Fee Table; Example

         (c) Special Purchase Plan  . . . . . . . . . . . . . .    What are the expenses under the Contract?

         (d) Commissions  . . . . . . . . . . . . . . . . . . .    What other information should I know?

         (e) Fund Expenses  . . . . . . . . . . . . . . . . . .    Fee Table; Example

         (f) Expenses - Registrant  . . . . . . . . . . . . . .    Fee Table; What are the expenses
                                                                   under the Contract?

         (g) Organizational Expenses  . . . . . . . . . . . . .    N/A

   7.   Contracts

         (a) Persons with Rights  . . . . . . . . . . . . . . .    What are the Contracts?; What are my income payment options?; How do I purchase a Contract?; How do I access my money?; What other information should I know?

         (b) (i)    Allocation of Purchase Payments   . . . . .    What are my investment options?

             (ii)   Transfers   . . . . . . . . . . . . . . . .    What are my investment options?

             (iii)  Exchanges   . . . . . . . . . . . . . . . .    N/A

         (c) Changes  . . . . . . . . . . . . . . . . . . . .      What other information should I know?

         (d) Inquiries  . . . . . . . . . . . . . . . . . . . .    What are my investment options?; What other information should I know?

   8.   Annuity Period  . . . . . . . . . . . . . . . . . . . .    What are my income payment options?

   9.   Death Benefit   . . . . . . . . . . . . . . . . . . . .    Does the Contract have a death benefit?

   10.  Purchase and Contract Value

         (a) Purchases  . . . . . . . . . . . . . . . . . . . .    How do I purchase a Contract?

         (b) Valuation  . . . . . . . . . . . . . . . . . . . .    What are my investment options?

         (c) Daily Calculation  . . . . . . . . . . . . . . . .    What are my investment options?

         (d) Underwriter  . . . . . . . . . . . . . . . . . . .    What other information should I know?

   11.  Redemptions . . . . . . . . . . . . . . . . . . . . . .

         (a) By Owners  . . . . . . . . . . . . . . . . . . . .    How do I access my money?

             By Annuitant   . . . . . . . . . . . . . . . . . .    What are my income payment options?

         (b) Texas ORP  . . . . . . . . . . . . . . . . . . . .    N/A

         (c) Check Delay  . . . . . . . . . . . . . . . . . . .    How do I access my money?

         (d) Lapse      . . . . . . . . . . . . . . . . . . . .    N/A

         (e) Free Look  . . . . . . . . . . . . . . . . . . . .    What other information should I know?

   12.  Taxes. . . . . . .  . . . . . . . . . . . . . . . . . .    How will my investment in the Contract be taxed?

   13.  Legal Proceedings . . . . . . . . . . . . . . . . . . .    What other information should I know?

   14.  Table of Contents for the Statement of
        Additional Information  . . . . . . . . . . . . . . . .    Table of Contents of the Statement of Additional Information

                                     PART B


ITEM OF FORM N-4                                                   PART B CAPTION
----------------                                                   --------------

   15.  Cover Page      . . . . . . . . . . . . . . . . . . . .    Cover Page

   16.  Table of Contents . . . . . . . . . . . . . . . . . . .    Table of Contents

   17.  General Information and History . . . . . . . . . . . .    N/A

   18.  Services
         (a) Fees and Expenses of Registrant  . . . . . . . . .    N/A
         (b) Management Contracts . . . . . . . . . . . . . . .    N/A
         (c) Custodian  . . . . . . . . . . . . . . . . . . . .    N/A
             Independent Accountant . . . . . . . . . . . . . .    Experts
         (d) Assets of Registrant . . . . . . . . . . . . . . .    N/A
         (e) Affiliated Person  . . . . . . . . . . . . . . . .    N/A
         (f) Principal Underwriter  . . . . . . . . . . . . . .    Distribution of the Contracts

   19.  Purchase of Securities Being Offered  . . . . . . . . .    Distribution of the Contracts
        Offering Sales Load . . . . . . . . . . . . . . . . . .    N/A

   20.  Underwriters    . . . . . . . . . . . . . . . . . . . .    Distribution of the Contracts

   21.  Calculation of Performance Data . . . . . . . . . . . .    Calculation of Historical Performance Data

   22.  Annuity Payments  . . . . . . . . . . . . . . . . . . .    Income Payment Provisions

   23.  Financial Statements  . . . . . . . . . . . . . . . . .    Financial Statements


                           PART C   OTHER INFORMATION

ITEM OF FORM N-4                                                   PART C CAPTION
----------------                                                   --------------


   24.  Financial Statements and Exhibits . . . . . . . . . . .    Financial Statements and Exhibits
         (a) Financial Statements . . . . . . . . . . . . . . .    (a) Financial Statements
         (b) Exhibits   . . . . . . . . . . . . . . . . . . . .    (b) Exhibits

   25.  Directors and Officers of the Depositor . . . . . . . .    Directors and Officers of the Depositor

   26.  Persons Controlled By or Under Common   . . . . . . . .    Persons Controlled By or Under
        Control with the Depositor or Registrant  . . . . . . .    Common Control with the Depositor or Registrant

   27.  Number of Contract Owners . . . . . . . . . . . . . . .    Number of Contract Owners

   28.  Indemnification . . . . . . . . . . . . . . . . . . . .    Indemnification

   29.  Principal Underwriters  . . . . . . . . . . . . . . . .    Principal Underwriter

   30.  Location of Accounts and Records  . . . . . . . . . . .    Location of Books and Records

   31.  Management Services . . . . . . . . . . . . . . . . . .    Management Services

   32.  Undertakings    . . . . . . . . . . . . . . . . . . . .    Undertakings and Representations

        Signature Page  . . . . . . . . . . . . . . . . . . . .    Signatures

                 PROFILE DATED _________________________, 1997
        FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                   CONTRACTS
                                   Issued By
                    THE SAGE VARIABLE ANNUITY ACCOUNT A AND
                      SAGE LIFE ASSURANCE OF AMERICA, INC.



          THIS PROFILE IS A SUMMARY OF SOME IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING A CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS THAT
       ACCOMPANIES THIS PROFILE.  PLEASE READ THAT PROSPECTUS CAREFULLY.

"We," "us," "our", "Sage Life" or the "Company" refer to Sage Life Assurance of
                                 America, Inc.
               "You" and "your" refer to the Owner of a Contract.

1.       WHAT ARE THE CONTRACTS?

     The fixed and variable annuity Contract offered by Sage Life Assurance of America, Inc., is a contract between you, the Owner, and us, Sage Life, an insurance company.

     The Contract is designed for use in your long-term financial and retirement planning. It provides a means for allocating amounts on a tax deferred basis to our Variable Account and Fixed Account.

     Through our Variable Account you can invest in up to __ different investment portfolios (each a "Fund"). These Funds, listed in Section 4, are professionally managed and allow for a broad range of investment strategies (growth and income, aggressive growth, etc.), styles (growth, value, etc.) and asset classes (stocks, bonds, international, etc.). You can select a mix of Funds to meet your financial and retirement needs and objectives, tolerance for risk and view of the market. Amounts you invest in these Funds will fluctuate daily based on underlying investment performance. So, the value of your investment may increase or decrease.

     Through our Fixed Account, we guarantee rates of interest for periods of 1, 2, 3, 4, 5, 7 and 10 years. We also guarantee your principal while it remains in our Fixed Account. However, if you decide to surrender your Contract or access amounts in the Fixed Account before the end of a guarantee period you have chosen, we may apply a Market Value Adjustment. This Adjustment reflects the differences between the guaranteed interest rates in effect at the time of your allocation to the Fixed Account and the time you make a premature surrender or withdrawal. The Market Value Adjustment may result in an increase or decrease in the amounts surrendered or accessed.

     As your needs or financial or retirement goals change, your investment mix can change with them. After the Free-Look Period, you may transfer funds among any of the investment choices in our Fixed or Variable Accounts while continuing to defer current income taxes.

     Very importantly, both the Fixed and Variable Accounts are considered separate investment accounts of Sage Life. As a result, assets supporting your allocations to these Accounts have an important safety feature. They cannot be charged with liabilities arising out of any other business we may conduct.

     The Contract also provides your beneficiary with a death benefit.

     In addition, the Contract provides you with various options to access your Account Value through income payments that are guaranteed, or income payments that vary with underlying investment performance, or a combination of both.

     Like all deferred annuity contracts, this Contract has two phases: the savings, or accumulation phase; and the payout, or income phase.

     During the accumulation phase, earnings grow tax-free until withdrawn. Once withdrawn they are taxed as income. If you withdraw money before you are 59 1/2 years old, you may have to pay an additional 10% IRS tax penalty.

     The income phase begins when you inform us you want to start receiving regular income payments under the various income plans we offer.

2.   WHAT ARE MY INCOME PAYMENT OPTIONS?

     Once the income phase of your Contract begins, we apply your Account Value to provide you regular income payments.

     You can choose from five different income plans:

     Income Plan 1 - Life Annuity: You will receive payments for your life.

     Income Plan 2 - Life Annuity with 10 or 20 Years Certain: You will receive payments for your life. However, if you die before the end of the guaranteed certain period you select (10 or 20 years), your beneficiary will receive the payments for the remainder of that period.

     Income Plan 3 - Joint and Last Survivor Life Annuity: Payments will be made as long as either you or a second person you select (such as your spouse) is alive.

     Income Plan 4 - Payments for a Specified Period Certain: You will receive payments for the number of years you select. However, if you die before the end of that period, your beneficiary will receive the payments for the remainder of the guaranteed certain period.

     Income Plan 5 - Annuity Plan: You can use your Account Value to purchase any other income plan we offer at the time you want to begin receiving income payments for which you and the Annuitant are eligible.

     In explaining the income plans we are assuming that you designate yourself as the Annuitant. Of course, you can designate someone other than yourself as Annuitant.

     You tell us how much of your Account Value to apply to fixed income payments and to variable income payments. During the income phase you still have all of the investment choices you had prior to beginning income payments. However, transfers among your investment choices will be limited.

     The amount of Account Value you apply to provide fixed income payments will be allocated to the Fixed Account. The amount of each income payment is guaranteed and remains level throughout the payment period.

     The amount of Account Value you apply to provide variable income payments will be allocated to the Variable Account and invested in the investment portfolios you select. The amount of each income payment will vary according to the investment performance of those portfolios.

3.   HOW DO I PURCHASE A CONTRACT?

     In most cases you may purchase a Contract with $5,000 or more through one of our authorized agents.

     For tax-qualified Contracts (like IRAs) we require only $2,000, but, of course, for rollovers you always have the flexibility to invest more.

     In addition, you can add $250 or more to your Contract at any time during the accumulation phase.

4.   WHAT ARE MY INVESTMENT OPTIONS?

     There are __ investment options under the Contracts. These choices are professionally managed and allow for a broad range of investment strategies, styles and asset classes. Additional investment options may be available in the future.

     Through our Variable Account you can choose to have your money invested in one or more of the following ___ investment portfolios that are described in the prospectuses for the funds:


     -  The Alger American Fund
        [ ] Income & Growth
        [ ] Growth
        [ ] Small Capitalization

     These investment portfolios do not provide any performance guarantees and therefore their value can increase or decrease depending upon investment performance.

     Through our Fixed Account, you can choose to have your money invested in one or more of 7 periods for which we will guarantee your principal and a rate of interest when your investment is left in the Fixed Account for the entire period of the guarantee. You can choose periods of 1, 2, 3, 4, 5, 7 and 10 years. However, if you decide to surrender your Contract or access amounts before the end of a period you have chosen, we may apply a Market Value Adjustment.

5.   WHAT ARE THE EXPENSES UNDER THE CONTRACT?

     The Contract has insurance and investment features. Each has related costs. Below is a brief summary of the Contract's charges:

     Administration Charge - During the first seven Contract Years, if, at the time of deduction, your Account Value is less than $50,000, we will deduct a $40 administration charge.

     Asset-Based Charges - Asset-Based Charges for mortality and expense risks and for certain administrative costs are deducted monthly from the amount allocated to the Variable Account. These charges are equal on an annual basis to 1.40%, decreasing to 1.25% after the seventh Contract Year.

     Surrender Charge - During the first seven Contract Years, we may deduct a
surrender charge when you surrender or withdraw money from your Contract.   The
applicable percentage is 7% in the first Contract Year, and declines until it reaches 0% in the eighth Contract Year. The surrender charge is calculated as a percentage(s) of the purchase payment(s) you withdraw.

     Purchase Payment Tax Charge - During the first seven Contract Years we will deduct any state premium tax that we incur if you surrender your Contract or begin receiving regular income payments. This tax charge ranges from 0% - ___% depending upon the state. We currently do not deduct this charge on or after the eighth Contract Year.

     Fund Charges - There are also Fund charges that are based on the average daily value of your money invested in the investment portfolios. These charges range on an annual basis from 0.____% to 0.____%, depending upon the Fund.

     Sage Life's business strategy is to reward our long-term customers. So, as you can see, after the seventh Contract Year we eliminate the administration charge

     eliminate surrender charges
     eliminate the purchase payment tax charge

     reduce Asset-Based Charges

This means more of your investment is working for you!

     The following chart is designed to help you understand expenses under the Contract.

                                   Total Annual     Total Annual Fund     Total Annual         Examples of Total Expenses
                  Fund          Insurance Charges         Charges            Charges               Paid at the End of:
                                                                                                   ------------------
         Alger American Fund                                                                   One Year           Ten Years
         -------------------                                                                   --------           ---------
         Income and Growth            1.40%                .81%               2.21%               $                $
                                                                                                   ----             ----
         Small Capitalization         1.40%                .88%               2.28%               $                $
                                                                                                   ----             ----
         Growth                       1.40%                .79%               2.19%               $                $
                                                                                                   ----             ----
                                          %                   %                   %               $                $
         -------------------          ----                ----                ----                 ----             ----
                                          %                   %                   %               $                $
         -------------------          ----                ----                ----                 ----             ----

                                          %                   %                   %               $                $
         -------------------          ----                ----                ----                 ----             ----

     Below is an explanation of what is included in each column of the chart:

     The column "Total Annual Insurance Charges" shows the total of the annual administration charge (for purposes of the chart it is assumed to be 0.___% of the value of an average Contract) and the Asset-Based Charges.

     The column "Total Annual Fund Charges" shows the charges for each Fund.
         The charges shown for [each] Fund reflect the fact that the investment adviser to [each] Fund has agreed to bear the expenses incurred by the ______________, other than the investment advisory fee, that exceed 0.___% of that Fund's average daily net assets. These expense limitations are voluntary and may be terminated by an adviser at any time.

     The column "Total Annual Charges" shows the total of "Total Annual
         Insurance Charges" and "Total Annual Fund Charges."

     The next two columns show you examples of the charges, in dollars, you could pay under a Contract for each $1,000 you invest when you purchased the Contract. The examples assume the average Account Value is $30,000 and that your Contract earns 5% annually before charges.

     For more information about expenses under the Contract, please refer to the "Fee Table" in the full prospectus that accompanies this Profile.

6.   HOW WILL MY INVESTMENT IN THE CONTRACT BE TAXED?

     During the accumulation phase, your earnings are not taxed until you take them out. If you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the withdrawn earnings.

     Income payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

     Special tax rules apply to withdrawals from a new type of IRA called the Roth IRA.

7.   HOW DO I ACCESS MY MONEY?

     During the accumulation phase, if you want to take money out of your Contract, you can choose among several different options.

     You can withdraw some of your money.

     You can surrender the Contract and take the proceeds as a single lump sum payment or apply the proceeds to an income plan.

     You can take withdrawals using our systematic partial withdrawal option.

     Keep in mind that amounts you surrender or withdraw may be subject to a surrender charge if taken during the first seven Contract Years. In addition, a Market Value Adjustment may apply if the amount is taken from the Fixed Account. If you are younger than 59 1/2 when you take money out, you may be charged a 10% tax penalty.

     However, the Contract does provide a free withdrawal amount each year. Each year you can take out your cumulative earnings, or if greater, 10% of total purchase payments you have invested, without a surrender charge.

     Once you start receiving regular income payments and if you selected the "payments for a specified period certain" income plan, you may request a full withdrawal.

'8.   HOW IS CONTRACT PERFORMANCE PRESENTED?

     As of the date of this Profile, the Variable Account had not commenced operations. However, certain of the Funds had commenced operations prior to the date of this Profile. For those Funds, non-standard performance data is shown.

     Non-standard performance data is data that reflects the past performance of the Funds as adjusted for the Contract expenses and deductions discussed above, except for the surrender charge and the purchase payment tax charge. If applied, these charges would reduce the performance figures shown.

     Please remember that past performance is not a guarantee of future results.

        Fund      1997      1996      1995      1994      1993      1992     1991      1990      1989      1988      1987
        ----      ----      ----      ----      ----      ----      ----     ----      ----      ----      ----      ----





9.   DOES THE CONTRACT HAVE A DEATH BENEFIT?

  If you die during the accumulation phase, we will pay a death benefit to your designated beneficiary. The amount of the death benefit will be the greatest of the following:

         the current Account Value on the date we receive due proof of death;

         100% of the sum of all purchase payments you have invested in your Contract, less any withdrawals you have made (including any associated surrender charge and Market Value Adjustment incurred); or
         the highest anniversary value on or before you reach age 80.


The anniversary value is equal to the Account Value of your Contract on a Contract Anniversary, increased by the dollar amount of any additional purchase payments you have invested since that Contract Anniversary and reduced proportionately by any withdrawals (including any associated surrender charges and Market Value Adjustments incurred) you have taken since that anniversary.

         During the accumulation phase, the Contract also provides an accidental death benefit. If you die as a direct result of an accident before reaching age 81, we will pay this additional death benefit to your designated beneficiary. This additional benefit is equal to 100% of the sum of all purchase payments you have invested in your Contract, less any withdrawals you have made (including any associated surrender charge and Market Value Adjustment incurred) up to a maximum of $__________. Different rules may apply for IRAs.

10.      WHAT OTHER INFORMATION SHOULD I KNOW?

         The Contract has several additional features:

         FREE-LOOK RIGHT: You have the right to return the Contract to us at our Customer Service Center or to the agent who sold it to you, and have us cancel the Contract within a certain number of days (usually 10 days from the date you receive the Contract, but some states require different periods).

        If you exercise this right, we will cancel the Contract as of the day we receive it and send you a refund equal to your Account Value plus any charges we have deducted on or before the date we received the returned Contract, or if greater and required by the law of your state, your initial purchase payment (less any withdraws previously taken). In some states, if you allocated amounts to the Variable Account, those amounts will be allocated to the Money Market Fund until the Period expires.

         DOLLAR-COST AVERAGING PROGRAM: An optional Dollar-Cost Averaging Program permits you to transfer a set dollar amount systematically from the Money Market Fund and/or the Fixed Account to any other investment portfolio, subject to certain limitations. By investing the same dollar amount on a regular basis, you don't have to worry about timing the market. Since you invest the same amount each period, you automatically acquire more units when market values fall and fewer units when they rise. The potential benefit is to lower your average cost per unit. This proven investment technique does not guarantee that any investment portfolio will gain in value. It also will not protect against a decline in value if market prices fall. However, if you can continue to invest regularly throughout changing market conditions, this program can be an effective strategy to help meet your long-term or retirement goals.

         ASSET ALLOCATION PROGRAM: An optional Asset Allocation Program helps if you do not wish to make your own particular investment decisions. This investment planning tool is designed to find an optimal asset mix that attempts to achieve the highest expected return based upon your tolerance for risk, and consistent with your needs and objectives. This program was designed in conjunction with Ibbotson and Associates, one of the nation's premier providers of asset allocation consulting services.

         AUTOMATIC PORTFOLIO REBALANCING PROGRAM: An optional Automatic Portfolio Rebalancing Program can help prevent a sensible well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause your investment percentages to shift. With this program, you can instruct us to automatically rebalance your Contract to your original percentages on a quarterly basis. Money invested in the Fixed Account is not part of this program.

         WAIVER OF SURRENDER CHARGE RIDERS: This rider, which is automatically included in your Contract at no additional cost, permits you to withdraw money from your Contract without a surrender charge if you need it while you are confined to a nursing care facility or if you have a terminal illness. Certain restrictions apply, and this feature may not be available in all states.

11.      HOW CAN I MAKE INQUIRIES?

         If you need further information about the Contracts, please write or call us at our Customer Service Center (888) 502-7243, or contact an authorized agent. The address of our Customer Service Center office is P.O. Box ____, Wethersfield, CT____.

                       PROSPECTUS DATED ___________, 1997
                      SAGE LIFE ASSURANCE OF AMERICA, INC.
        FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                   CONTRACTS
                                   Issued by
                    THE SAGE VARIABLE ANNUITY ACCOUNT A and
                      SAGE LIFE ASSURANCE OF AMERICA, INC.


Executive Office:                                   Customer Service Center:
300 Atlantic Street                                 P.O. Box
Stamford, CT  06901                                          -------------
                                                    Wethersfield, CT
                                                                     -----
                                      Telephone: (888) 502-7243 (Toll Free)


         UNLESS OTHERWISE INDICATED, THIS PROSPECTUS DESCRIBES THE OPERATION OF THE CONTRACTS BEFORE THE INCOME DATE. DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS MAY BE FOUND BY REFERRING TO THE INDEX OF TERMS.

         This prospectus describes flexible payment deferred combination fixed and variable annuity contracts (the "Contracts") offered by Sage Life Assurance of America, Inc. ("we," "us," "our," or the "Company"). The Contracts are designed for use in your long-term financial and retirement planning. They provide a means for investing on a tax-deferred basis in our Variable Account and our Fixed Account. You can purchase a Contract by making a minimum initial purchase payment. After purchase, an Owner of a Contract determines the amount and timing of additional purchase payments.

         An Owner may allocate purchase payments and transfer Account Value to The Sage Variable Annuity Account A (the "Variable Account") and also to The Sage Fixed Interest Account A (the "Fixed Account") within certain limits. The Variable Account is divided into ___Sub-Accounts (each, a "Variable Sub-Account").

         Each Variable Sub-Account invests in a corresponding investment portfolio (each, a "Fund") of The Alger American Fund, ____, ____, or ___ (collectively, the "Trusts"). The accompanying prospectuses describe each of the Funds, including the risks of investing in each Fund, and provide other information about the Trusts. These prospectuses should be read in conjunction with this prospectus.

         The Account Value will vary daily as a function of the investment performance of the Variable Sub-Accounts and any interest credited under our Fixed Account. The Company does not guarantee any minimum Account Value for amounts allocated to the Variable Account. Amounts allocated to the Fixed Account are guaranteed a minimum fixed rate of interest for specified periods of time. However, amounts withdrawn, surrendered, transferred, or applied to an income plan from the Fixed Account may be subject to a Market Value Adjustment, the operation of which may increase or decrease such amounts. The Contracts provide additional benefits, including five income plan options, a death benefit upon any Owner's death before the Income Date, and optional programs including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, and systematic partial withdrawals.

         This prospectus sets forth basic information about the Contracts, the Variable Account, and the Fixed Account that a prospective purchaser ought to know before purchasing a Contract. This prospectus should be read carefully and retained for future reference.

         Additional information about the Contracts and the Variable Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same as this prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on page ____ of this prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling us at our Customer Service Center at the address or phone number shown above.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

 s                              TABLE OF CONTENTS





INDEX OF TERMS .....................................................................................

FEE TABLE ..........................................................................................

EXAMPLE ............................................................................................
1.       What are the Contracts? ...................................................................
2.       What are my Income Payment Options? .......................................................
3.       How do I purchase a Contract? .............................................................
                 Initial Purchase Payment ..........................................................
                 Issuance of a Contract ............................................................
                 Free-Look Right to Cancel Contract ...............................................
                 Making Additional Purchase Payments ...............................................
4.       What are my Investment Options?
                 Purchase Payments Allocations .....................................................
                 Variable Sub-Account Investment Options ...........................................
                 Fixed Account Investment Options ..................................................
                 Market Value Adjustment ...........................................................
                 Transfers .........................................................................
                 Dollar-Cost Averaging Program .....................................................
                 Asset Allocation Program . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                 Automatic Portfolio Rebalancing Program ...........................................
                 Account Value .....................................................................
                 Surrender Value ...................................................................
                 Variable Account Value ............................................................
                 Accumulation Unit Value ...........................................................
                 Net Investment Factor .............................................................
                 Fixed Account Value ...............................................................
5.       What are the expenses under the Contract?
                 Surrender Charge ..................................................................
                          Example of Calculation of Surrender Charge ...............................
                          Waiver of Surrender Charge ...............................................
                 Annual Administration Charge ......................................................
                 Transfer Charge ...................................................................
                 Asset-Based Charges ...............................................................
                 Fund Expenses .....................................................................
6.       How will my investment in the Contract be taxed?
                 Introduction ......................................................................
                 Tax Status of the Contracts ..................................... .................

                          Diversification Requirements ....................................................
                          Required Distribution ...........................................................
                 Tax Treatment of Annuities ...............................................................
                          In General ......................................................................
                 Taxation of Non-Qualified Contracts ......................................................
                          Non-Natural Person .............................................................
                          Withdrawals .....................................................................
                          Penalty Tax on Certain Withdrawals ..............................................
                          Income Payments .................................................................
                          Taxation of Death Benefit Proceeds ..............................................
                          Transfers, Assignments of a Contract ............................................
                          Withholding ......................................................................
                          Multiple Contracts ..............................................................
                 Taxation Of Qualified Contracts ..........................................................
                          Withdrawals .....................................................................
                          Individual Retirement Annuities .................................................
                          Simple IRAs .....................................................................
                          Roth IRAs .......................................................................
                 Other Tax Consequences ...................................................................
7.       How do I access my Money?
                 Withdrawals ..............................................................................
                 Surrenders ...............................................................................
                 Systematic Partial Withdrawal Program ....................................................
                 IRA Partial Withdrawal Option ............................................................
                 Requesting Payments ......................................................................
8.       How is Contract Performance Presented?
9.       Does the Contract have a Death Benefit?
                 Death Benefit ............................................................................
                 Proof of Death ...........................................................................
                 Accidental Death Benefit .................................................................
10.      What other Information should I know?
                 Sage Life Assurance of America, Inc. .....................................................
                 The Sage Variable Annuity Account A ......................................................
                 The Sage Fixed Interest Account A ........................................................
                 Voting of Fund Shares ....................................................................
                 Modification .............................................................................
                 Distribution of the Contacts. ............................................................
                 Experts ..................................................................................
                 Legal Matters ............................................................................
                 Legal Proceedings ........................................................................
                 Reports to Contract Owners ...............................................................
                 Assignment ...............................................................................

                 Change of Owner, Beneficiary, or Annuitant .................................................
                 Misstatement and Proof of Age,
                 Sex, or Survival ...........................................................................
                 Incontestability ...........................................................................
                 Participation ..............................................................................
                 Authority to Make Agreements ...............................................................
                 Financial Statements .......................................................................

11.      How can I make Inquiries?

ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA, INC.

         History and Business ...............................................................................
                 Selected Financial Data ....................................................................
                 Management's Discussion and Analysis of Financial Condition and Results of .................
                 Operations .................................................................................
                 Competition ................................................................................
                 Transactions with Sage Insurance Group .....................................................
         Employees ..........................................................................................
         Properties .........................................................................................
         State Regulation ...................................................................................
         Directors and Executive Officers ...................................................................

FINANCIAL STATEMENTS OF SAGE LIFE ASSURANCE OF AMERICA, INC.

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                                 INDEX OF TERMS
--------------------------------------------------------------------------------


Account Value - The Account Value is the entire amount we hold under your Contract. It is equal to the sum of the Variable Account Value and Fixed Account Value.

Accumulation Period - The Accumulation Period is the period during which you accumulate savings under your Contract.

Accumulation Unit - An Accumulation Unit is the unit of measure we use before the Income Date to keep track of the value of each Variable Sub-Account.

Annuitant - The Annuitant is the natural person whose age determines the maximum Income Date and the amount and duration of income payments involving life contingencies. The Annuitant may also be the person to whom any payment will be made starting on the Income Date.

Asset-Based Charges - The Asset-Based Charges are charges for mortality and expense risks and for administrative costs assessed monthly against the assets of the Variable Account. After the Income Date, these charges are called Variable Sub-Account Charges and are deducted daily from the assets of the Variable Account.

Beneficiary - The person or persons to whom we pay a death benefit if any Owner dies before the Income Date.

Business Day - A Business Day is any day the New York Stock Exchange ("NYSE") is open for trading and we are open for business, exclusive of Federal holidays, and any day on which the Securities and Exchange Commission ("SEC") requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Code - The Code is the Internal Revenue Code of 1986, as amended.

Contracts - The Contracts are flexible payment deferred combination fixed and variable annuity contract offered by us, Sage Life Assurance of America, Inc. In some jurisdictions, the Contracts are issued directly to individuals. In most jurisdictions, however, the Contracts are only available as a group contract. A group Contract is issued to or on behalf of a group. Individuals who are part of a group for which a Contract is issued receive a certificate that recites substantially all of the provisions of the group Contract. Throughout this prospectus and unless otherwise stated, the term "Contract" refers to individual contracts, group Contracts, and certificates for Group Contracts.

Contract Anniversary - A Contract Anniversary is each anniversary of the Contract Date.

Contract Date - The Contract Date is the date an individual Contract or a certificate for a group Contract is issued at our Customer Service Center.

Contract Year - A Contract Year is each and every consecutive twelve month period beginning on the Contract Date and the anniversaries thereof.

Customer Service Center - The Customer Service Center is where we provide service to you. The administrator of our center is Financial Administration Services, Inc. The mailing address and telephone number of the Customer Service Center are shown on the first page of this prospectus.

Excess Withdrawal - An Excess Withdrawal is a withdrawal of Account Value that exceeds the Free Withdrawal Amount.

Executive Office - The Executive Office is our main office. The mailing address of our Executive Office is shown on the first page of this prospectus.

Expiry Date - The Expiry Date is the last day in a Guarantee Period.

Fixed Account - The Fixed Account is The Sage Fixed Interest Account A. It is a separate investment account of ours under state insurance law (but not under federal securities laws) into which purchase payments may be allocated or Account Value may be transferred.

Fixed Account Value - The Fixed Account Value is the sum of the value of each Fixed Sub- Account on any particular date.

Fixed Sub-Account - A Fixed Sub-Account is established when a purchase payment is invested or an amount is transferred to the Fixed Account. Each Fixed Sub-Account is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Free Withdrawal Amount - A Free Withdrawal Amount is the maximum amount that can be withdrawn within a Contract Year without being subject to a surrender charge.

Fund - A Fund is an investment portfolio in which a Variable Sub-Account invests.

General Account - The General Account consists of all our assets other than those held in any separate investment accounts.

Guaranteed Interest Rate - The Guaranteed Interest Rate is the effective annual interest rate that we will credit for a specified Guarantee Period for amounts allocated to a Fixed Sub-Account. The Guaranteed Interest Rate will never be less than the minimum shown in your Contract.

Guarantee Period - A Guarantee Period is a period of years for which a specified effective annual interest rate is guaranteed by us. Interest is credited daily at a rate to yield the declared annual Guaranteed Interest Rate.

Income Date - The Income Date is the date the Owner selects for income payments under a Contract to commence.

Income Unit - An Income Unit is the unit of measure we use to calculate the amount of income payments under a variable income plan option.

Market Value Adjustment - A Market Value Adjustment is a positive or negative adjustment that may apply to withdrawals or transfers, whether in whole or in part, or amounts applied to an income plan, from a Fixed Sub-Account before the end of a Guarantee Period.

Net Asset Value - Net Asset Value is the price of one share of an investment portfolio.

Owner - The person or persons who owns (or own) a Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. In the context of a Contract issued on a group basis, Owners refer to holders of certificates under a group Contract.

Satisfactory Notice - Satisfactory Notice is a notice or request authorized by you, in a form satisfactory to us, received at our Customer Service Center.

Surrender Value - The Surrender Value is the amount you receive upon surrender of your Contract before the Income Date.

Valuation Period - The Valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation. Normally, we calculate Accumulation Units once each Business Day, but we can delay this determination if an emergency exists, making disposal of or fair valuation of assets in the Variable Account not reasonably practicable, or the SEC permits such deferral.

Variable Account - The Variable Account is The Sage Variable Annuity Account A. It is a separate investment account of ours under the federal securities laws into which purchase payments may be invested or Account Value maybe transferred.

Variable Account Value - Variable Sub-Account Value is the sum of the value of each Variable Sub-Account.

Variable Sub-Account - A Variable Sub-Account is a division of the Variable Account which invests in shares of a particular investment portfolio.

Variable Sub-Account Charges - Variable Account Charges are Asset-Based Charges that are deducted daily from the assets of the Variable Account after the Income Date.

"We", "us", "our", "Sage Life" or the "Company" is Sage Life Assurance of America, Inc.

"You" or "your" is the Owner of a Contract. You are entitled to exercise all rights under a Contract. However, if you designate an irrevocable beneficiary, you may need the consent of that beneficiary before you exercise your rights under your Contract. Your death before the Income Date initiates payment of the Death Benefit.

                                   FEE TABLE

The purpose of this Fee Table is to assist you in understanding the expenses that you will pay directly or indirectly when you invest in the Contract.

TRANSACTION EXPENSES

     Sales Load Imposed on Purchases (as a percentage of purchase payments)...None

     Surrender Charge(1) (as a percentage of purchase payments withdrawn or surrendered.)

                     Applicable                                Applicable Surrender
                  Contract Year                                  Charge Percentage
                  -------------                                  -----------------

                       1                                             7%
                       2                                             7%
                       3                                             6%
                       4                                             5%
                       5                                             4%
                       6                                             3%
                       7                                             1%
                       8 and thereafter                              0%

         Transfer Charge(2) ......................................... $ 0

         Annual Administration Charge(3)....................................$40





---------------------


1/    You may withdraw a portion of your Account Value without
incurring a surrender charge. This amount is called the Free Withdrawal Amount. The Free Withdrawal Amount is the greater of
(i) the excess of 10% of the total purchase payments over 100% of all prior withdrawals in a Contract Year, or (ii) the excess of the Account Value on the date of withdrawal over unliquidated purchase payments.

2/    There is no transfer charge for first 12 transfers in a
Contract Year; thereafter, $25 per transfer may be charged.

3/    The Annual Administration Charge is waived on and after the eighth Contract Anniversary, or if the Account Value is at least
$50,000 on the date of deduction.

In addition, the amount of any state and local taxes levied by any governmental entity on purchase payments may be deducted from Account Value when such taxes are incurred. We reserve the right to defer the collection of this charge and deduct it against your Account Value on the surrender of a Contract, on an Excess Withdrawal, or on application of Account Value to provide income payments. We refer to this as a purchase payment tax charge.


VARIABLE ACCOUNT MONTHLY EXPENSES(4) (as a percentage of the Variable Account Value)

                                                                            Contract Years
                                                                     -------------------------------
                                                                     1 - 7                    8 +
                                                                     -----                    ---
        Mortality and Expense Risk Charge                            1.25%                    1.10%
        Asset-Based Administrative Charge                            0.15%                    0.15%
        ---------------------------------                            -----                    -----
        Total Asset-Based Charges                                    1.40%                    1.25%


FUND ANNUAL EXPENSES (as a percentage of average daily net assets)

                          Management               Other Expenses (after             Total Annual
                          Fee                      expense limitation)(5)              Expenses

The Alger American Fund
-----------------------
Income and Growth                 0.  %                     0.  %                    0.  %
                                    --                        --                       --
Small Capitalization              0.  %                     0.  %                    0.  %
                                    --                        --                       --
Growth                            0.  %                     0.  %                    0.  %
                                    --                        --                       --
                                  0.  %                     0.  %                    0.  %
----------------                    --                        --                       --
                                  0.  %                     0.  %                    0.  %
----------------                    --                        --                       --
                                  0.  %                     0.  %                    0.  %
----------------                    --                        --                       --





--------------------

4/    The Asset-Based Charges are called Variable Sub-Account
Charges and are deducted on a daily basis after the Income Date.
See  What are the Expenses under the Contract?   on page __.

5/    Absent this expense limitation, estimated Other Expenses for the _________________, would be _________________, respectively.
Other Expenses for the ___, ___, and ___ [new funds] are based on estimated amounts for the current fiscal year. Other Expenses for the ___, ___, and ___ [old funds] are based on amounts actually incurred for the prior fiscal year. Other Expenses also reflect the fact that the investment adviser to the ___, ___, ___, ___ [Funds] have agreed to bear the expenses incurred by each Fund, other than the investment advisory fee, that exceed ____% of such Fund's average daily net assets. These expense limitation arrangements are voluntary and can be eliminated by the investment adviser at any time.

EXAMPLE

         The purpose of the following Example is to demonstrate the expenses that you would pay on a $1,000 investment in the Variable Account. The Example is calculated based on the fees and charges shown in the tables above. For a more complete description of these expenses, see "What are the expenses under the Contract?" beginning on page __ of this prospectus, and see the prospectuses for the Trusts. The Example assumes that the average Account Value is $30,000. The Example assumes you have invested all your money in the Variable Account.

You would pay the following
expenses on a $1,000 initial purchase
payment, assuming a 5% annual              1. If you surrender or annuitize          2. If you do not surrender
return on assets and the charges              your Contract at                          or annuitize your Contract at
listed in the Fee Table above                 the end of each time period               the end of each time period


                                                   1 Year   3 Years                  1 Year   3 Years
The Alger American Fund

Income and Growth                                  $        $                        $        $
                                                    ---      ---                      ---      ---
Small Capitalization                               $        $                        $        $
                                                    ---      ---                      ---      ---
Growth                                             $        $                        $        $
                                                    ---      ---                      ---      ---
                                                   $        $                        $        $
-----------------                                   ---      ---                      ---      ---
                                                   $        $                        $        $
-----------------                                   ---      ---                      ---      ---
                                                   $        $                        $        $
-----------------                                   ---      ---                      ---      ---

The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. In addition, purchase payment tax charges are not reflected. These taxes may apply depending on the state where the Contract is sold. You might also incur transfer fees if you make more than twelve transfers in a Contract Year. See "Transfer Charge," page _. The assumed 5% annual rate of return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than this assumed rate.

1.      WHAT ARE THE CONTRACTS?

        The Contracts are flexible payment deferred combination fixed and variable annuity Contracts offered by us, Sage Life Assurance of America, Inc. Throughout this prospectus, the term "Contracts" refers to individual Contracts, group Contracts, and certificates for group Contracts. The Contracts are designed for use in long-term financial and retirement planning. They provide a means for investing on a tax-deferred basis in our Variable Account and our Fixed Account.

        Under the terms of the Contracts, we promise to pay you (or the Annuitant, if the Owner is other than an individual) income payments after the Income Date. Until the Income Date, you may pay additional purchase payments under the Contracts, and will generally not be taxed on increases in the value of your Contract as long as you do not take distributions. When you use the Contracts in connection with tax-qualified retirement plans, federal income taxes may be deferred on your purchase payments, as well as on increases in the value of your Contract. See "How will my investment in the Contracts be taxed?" on page _. The Contracts may not be available in all states.

        When you make purchase payments, you can allocate those purchase payments to one or more of the ___ subdivisions of the Variable Account, known as "Variable Sub-Accounts." Purchase payments allocated to a Variable Sub-Account will be invested solely in a Fund, as you direct. Your Account Value in a Variable Sub-Account will vary according to the investment performance of the corresponding Fund. Depending on market conditions, your value in each Variable Sub-Account could increase or decrease. The total of the values in each Variable Sub-Account is called the Variable Account Value.

         You can also allocate purchase payments to our Fixed Account. See "Fixed Account Option, " page ___. The Fixed Account includes Fixed Sub-Accounts that we credit fixed rates of interest for the Guarantee Periods you select. We currently offer Guarantee Periods with durations of 1, 2, 3, 4, 5, 7 and 10 years. If any amount allocated or transferred remains in a Guarantee Period until the Expiry Date, its value will be equal to the amount originally allocated or transferred, multiplied, on an annually compounded basis, by its Guaranteed Interest Rate. Any surrender, withdrawal, transfer, or amount applied to an income plan from a Fixed Sub-Account before its Expiry Date may be subject to a Market Value Adjustment that may increase or decrease the value of the Fixed Sub-Account (or portion thereof) being surrendered, withdrawn, transferred, or applied to an income plan. See "Market Value Adjustment" page _____.

        You can request that we transfer Account Value from one Variable Sub-Account to another, and from a Fixed Sub-Account to a Variable Sub-Account and from a Variable Sub-Account to a Fixed Sub-Account, subject to certain conditions. See "Transfers," page __.

        Sage Life offers other variable annuity contracts which also invest in the same Funds offered under the Contracts. These contracts may have different charges that could affect Variable Sub- Account performance, and they may offer different benefits.

2 .     WHAT ARE MY INCOME PAYMENT OPTIONS?

        You choose the Income Date or other agreed upon date when you want regular income payments to begin. The Income Date you choose must be on or before the first calendar month following the Annuitant's 95th birthday. We reserve the right to require that your Income Date be at least two years after the Contract Date. After you choose the Income Date, you select an income plan from the list below, and indicate whether you want your income payments to be fixed or variable or a combination of fixed and variable. You must give Satisfactory Notice of your choices at least 30 days prior to the Income Date, and you must have at least $5,000 of value to apply to a variable or fixed income option.

        On the Income Date, the Account Value under the Contract will be used to provide income payments. Unless you request otherwise, any money that you have invested in the Variable Sub- Accounts will be used to provide variable annuity income payments, and any money that you have invested in the Fixed Sub-Accounts will be used to provide fixed annuity income payments. If you have not chosen an income plan by the Income Date, a "life annuity with 10 years certain" (described below) will be used.

        The available income plans are:

        - INCOME PLAN 1 - LIFE ANNUITY. An income payment during the lifetime of the Annuitant terminating with the last payment preceding the death of the Annuitant.

        - INCOME PLAN 2 - LIFE ANNUITY WITH 10 OR 20 YEARS CERTAIN. An income payable during the lifetime of the Annuitant with the provisions that payments be made for a minimum of 10 or 20 years, as elected.

        - INCOME PLAN 3 - JOINT AND LAST SURVIVOR LIFE ANNUITY. An income payable during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor.

        - INCOME PLAN 4 - PAYMENTS FOR A SPECIFIED PERIOD CERTAIN. An amount payable for the number of years selected which may be from 5 to 30 years.

        - INCOME PLAN 5 - ANNUITY PLAN. An amount can be used to purchase any other income plan we offer on the Income Date for which you and the Annuitant are eligible.

        Your first income payment, whether fixed or variable, will be based on the amount of proceeds applied under the income plan you have selected and on the "annuity purchase rates" based on the Annuitant's age and sex, and if applicable upon the age and sex of a second designated person. The annuity purchase rate we apply will never be lower than the rate shown in your Contract.

        If you have told us you want fixed income payments, the amount of each income payment is guaranteed and remains level throughout the payment period. If you told us you want variable income payments, the amount of variable income payments will vary according to the investment performance of the Funds you have selected to support your variable annuity income payments.

        Your income payments will be made monthly, unless you choose quarterly, semi-annual or annual payments by giving us Satisfactory Notice at least 30 days prior to the Income Date. Payments start on the Income Date. If any payment would be less than $100, we may change the payment frequency to the next longer interval, but in no event less frequent than annual. Also, if on the Income Date, the Account Value is less than $5,000, we may pay the Surrender Value on that date in one sum.

3.      HOW DO I PURCHASE A CONTRACT?

        INITIAL PURCHASE PAYMENT. The Contract may be purchased for use in connection with tax-qualified plans, or it may be purchased on a non-tax qualified basis. To purchase a non- tax qualified Contract, you may not be more than 85 years old on the Contract Date. (You may not be more than 75 years old in Pennsylvania.) To purchase a tax-qualified Contract, you must not be older than 70 1/2 years old on the Contract Date. A minimum initial purchase payment is required depending on whether you are purchasing a tax-qualified or non-tax qualified Contract, as shown in the following table:

                                                 Minimum Initial Purchase Payment Required

        Non-Tax Qualified Contract                                   $5,000
        Tax Qualified Contract                                       $2,000

        ISSUANCE OF A CONTRACT. Once we receive your initial purchase payment and your application at our Customer Service Center, we will usually issue your Contract within two Business Days. However, if you did not give us all the information we need, we will try to contact you to get the additional needed information. If we cannot complete the application within five Business Days, we will either send your money back or obtain your permission to keep your money until we receive the necessary information. Your Contract Date will be the date your Contract is issued at our Customer Service Center.

        FREE-LOOK RIGHT TO CANCEL CONTRACT. During your "Free-Look" Period, you may cancel your Contract. The Free-Look Period expires 10 days after you receive your Contract. Some states may require a longer period. If you decide to cancel the Contract, you must return it to our Customer Service Center or to one of our authorized agents. You will receive a refund of your Account Value plus any annual administration charge, transaction charge and Asset-Based Charge we have deducted on or before the date we receive your returned Contract, or if greater and required by the law of your state, your initial purchase payment (less any withdraws previously taken). In certain states, amounts you allocate to the Variable Account will be allocated to the Money Market Sub-Account until the Free-Look Period expires.

        MAKING ADDITIONAL PURCHASE PAYMENTS. You may make additional purchase payments of $250 or more at any time before the Income Date, subject to following conditions. We will accept additional purchase payments under a non-qualified plan until the earlier of the year in which you attain age 85 or the year in which the Annuitant attains age 85. We will accept additional purchase payments under a qualified plan until the year in which you attain 701/2, except rollover contributions may be made until the year in which you attain age 85. You must obtain our prior approval before you make a purchase payment that causes the Account Value of all annuities that you maintain with us to exceed $1,000,000. Any purchase payment received after the Contract Date will be credited to the Contract as of the Business Day on which it is received at our Customer Service Center.

Purchase payments received on other than a Business Day will be deemed received on the next following Business Day.

        In addition, if you have not made a purchase payment for more than two years and your Account Value is less than $2,000 on a Contract Anniversary, we may cancel your Contract and pay you the Surrender Value as though you had made a full withdrawal by giving you written notice at your address of record. However, you will be allowed 61 days from the date of that notice to submit an additional purchase payment in an amount sufficient to maintain your Account Value at $2,000 or more. If we have not received the required additional purchase payment by the end of this period, we may cancel your Contract.

4.      WHAT ARE MY INVESTMENT OPTIONS?

        PURCHASE PAYMENT ALLOCATIONS. When you apply for a Contract, you specify the percentage of your purchase payment to be allocated to each Variable Sub-Account and/or to each Fixed Sub-Account. You can change the allocation percentages at any time by sending Satisfactory Notice to our Customer Service Center. The change will apply to all purchase payments we receive on or after we receive your request. [Purchase payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.]

        We may, however, require that an initial purchase payment allocated to a Variable Account be invested in the Money Market Fund during the Free-Look Period. We may require this if the law of your state requires us to refund your full initial purchase payment should you cancel your Contract during the Free-Look Period. At the end of the Free-Look Period, if your initial purchase payment was allocated to the Money Market Fund by us, we will transfer the value of what is in the Money Market Fund to the Variable Sub-Account(s) you specified in your application. Solely for the purpose of processing transfers from the Money Market Fund, we will deem the Free-Look Period to end 15 days after the Contract Date. The transfer from the Money Market Fund to the Variable Sub-Accounts upon the expiration of the Free-Look Period does not count as a transfer for any other purposes under the Contract.

        VARIABLE SUB-ACCOUNT INVESTMENT OPTIONS. The Variable Account has ___ Sub-Accounts, each investing in a specific Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by a registered investment adviser. The Funds as well as brief descriptions of their investment objectives are provided below. There is no assurance that these objectives will be met.

                            The Alger American Fund

        ALGER AMERICAN INCOME AND GROWTH PORTFOLIO. This portfolio seeks to provide a high level of dividend income through investing in equity securities. Capital appreciation is a secondary objective of this portfolio.

        ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO. This portfolio seeks long-term capital appreciation through investment primarily in equity securities that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

        ALGER AMERICAN GROWTH PORTFOLIO. This portfolio seeks long-term capital appreciation by investing primarily in equity securities of companies that, at the time of purchase, have total market capitalization of $1 billion or greater.

The Alger American Fund is advised by Fred Alger Management, Inc.

        The
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        The MONEY MARKET FUND seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. This Fund will attempt to maintain a stable net asset value of $1.00 per share, BUT THERE CAN BE NO ASSURANCE THAT THE FUND WILL BE ABLE TO DO SO.

        The MONEY MARKET FUND is advised by __________.

        Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with us or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners whose Account Values are allocated to the Variable Account, and owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interest of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing a Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

        More detailed information concerning the investment objectives, policies, and restriction of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects or their operations can be found in the current prospectus for each Fund which accompanies this prospectus. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of amounts to the Variable Sub-Accounts.

        FIXED ACCOUNT INVESTMENT OPTIONS. The Fixed Account is a separate investment account under state insurance law, and is not required to be registered as an investment company under the 1940 Act. It is maintained separate from our general account and any other separate investment account we may have.

        Each time you allocate purchase payments or transfer funds to the Fixed Account, we establish a Fixed Sub-Account. Each Fixed Sub-Account is guaranteed an interest rate (the "Guaranteed Interest Rate") for a period of time (a "Guarantee Period"). We have no specific formula for establishing the Guaranteed Interest Rates for the different Guarantee Periods. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as purchase payments or transfers of Account Value under the Contracts. These amounts will be invested primarily in investment-grade fixed income securities including: securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc., Standard & Poor's Corporation, or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association, or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt instruments; commercial paper; cash or cash equivalents. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the Guaranteed Interest Rates, including regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES IT DECLARES. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES, HOWEVER, OUR GUARANTEE INTEREST RATES WILL BE AT LEAST 3% PER YEAR.

        The length of a Guarantee Period is measured from the end of the calendar month in which the amount is allocated to the Fixed Sub-Account. The currently available Guarantee Periods are 1, 2, 3, 4, 5, 7, and 10 years.

        We will notify you at least thirty days prior to an Expiry Date of your options for renewal which include (i) electing a new Guarantee Period from among those then offered by us, but excluding any which extend beyond your Income Date, or (ii) transferring the value of the Fixed Sub-Account to one or more Variable Sub-Accounts. If we do not receive Satisfactory Notice prior to the Expiry Date, we will transfer the value of the expiring Fixed Sub-Account to the Money Market Sub-Account.

        A Market Value Adjustment may apply to amounts allocated to a Fixed Sub-Account in certain situations. See "Market Value Adjustment" below.

        MARKET VALUE ADJUSTMENT. A Market Value Adjustment reflects the relationship between: (i) the current Guaranteed Interest Rate that we are crediting for a Guarantee Period approximately equal to the time remaining in the Fixed Sub-Account's Guarantee Period from which the amount is surrendered, withdrawn, transferred, or annuitized; and (ii) the Guaranteed Interest Rate being applied to the Fixed Sub-Account's Guarantee Period from which the amount will be surrendered, withdrawn, transferred, or annuitized. Any surrender, withdrawal, transfer, or application to an income plan of an amount allocated to a Fixed Sub-Account is subject to a Market Value Adjustment that may be positive or negative, unless the effective date of the surrender, withdrawal, transfer, or application to an income plan is on or after the Expiry Date of the Guarantee Period.

        Generally, if the Guaranteed Interest Rate for the selected Guarantee Period is lower than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of a duration approximately equal to the balance of the selected Guarantee Period as of the date that the Market Value Adjustment is applied, then the application of the Market Value Adjustment will (i) reduce the amount of the payment upon surrender or application to an income plan (this amount may be reduced below the amount of the purchase payments or portion of amounts transferred to the Guarantee Period), and (ii) will reduce the remaining Account Value on the amount transferred or withdrawn. Similarly, if the Guaranteed Interest Rate for the selected Guarantee Period is higher than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of a duration approximately equal to the balance of the selected Guarantee Period as of the date that the Market Value Adjustment is applied, then the application of the Market Value Adjustment will result in the payment, upon surrender, withdrawal, transfer, or application of amounts to an income plan, of an amount greater than the amount (or portion thereof) being surrendered, withdrawn, transferred, or applied to an income plan.

        The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an income plan, by the following factor:

                          [(1+I)/(1+J+.0025)]N/365 - 1

Where

         I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period;

         J is the Index Rate for a maturity equal to the time remaining
         (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period; and

         N is the remaining number of days in the Guarantee Period at the time of calculation.

The Index Rate is the U.S. Treasury Constant Maturity Series as reported in Federal Reserve Bulletin Release H.15. We currently base the Index Rate for a calendar week on the reported rate for the preceding calendar week. We reserve the right to set it less frequently than weekly but in no event less often than monthly. If there is no Index Rate for the maturity needed to calculate I or J, straight line interpolation between the Index Rate for the next highest and next lowest maturities will be used to determine that Index Rate. If the maturity is one year or less, we will use the Index Rate for a one-year maturity.

        In the states of _________________________________________, state insurance law requires that the Market Value Adjustment be computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an income plan, by the greater of the factor above and the following factor:
[(1.03)/(1+K)]((G-N)/365) - 1, where N is as defined above, K = the Guaranteed Interest Rate for the Guaranteed Period and G = the initial number of days in the Guarantee Period. In these states, the Fixed Account is called the Interest Account in the Contract.

        Market Value Adjustments will be applied as follows:

        The Market Value Adjustment will be applied to the amount withdrawn, transferred, or applied to an income plan before deduction of any applicable surrender charge.

        For a partial withdrawal or partial transfer, the Market Value
            Adjustment will be calculated on the total amount that must be withdrawn or transferred in order to provide the amount requested.

        If the Market Value Adjustment is negative, it is deducted from any remaining value in the Fixed Sub-Account. Any remaining Market Value Adjustment is deducted from the amount withdrawn, transferred, or applied to an income plan.

        If the Market Value Adjustment is positive, it is added to any remaining value in the Fixed Sub-Account. In the case of surrender or full transfer, or if the full amount of the Fixed Sub-Account is applied to an annuity option, the Market Value Adjustment is added to the amount withdrawn, transferred, or applied to an income plan.

Examples of how the Market Value Adjustment will work are shown in Appendix A.

        TRANSFERS. Prior to the Income Date and while the Annuitant is living, you may transfer Account Value from and among the Variable and Fixed Sub-Accounts at any time after the end of the Free-Look Period. The minimum amount of Account Value that may be transferred from a Variable Sub-Account or a Fixed Sub-Account is $250, or, if less, the entire remaining Account Value held in that Sub-Account. You must give us Satisfactory Notice of the Variable Sub-Accounts and/or Fixed Sub-Accounts from which and to which transfers are to be made. Otherwise we will not transfer your Account Value. A transfer from a Fixed Sub-Account may be subject to a Market Value Adjustment. There is currently no limit on the number of transfers from and among the Variable or Fixed Sub-Accounts.

        A transfer generally will take effect on the Business Day Satisfactory Notice is received at our Customer Service Center. Requests received on other than a non-Business Day will be deemed received on the next following Business Day. We may, however, defer transfers to, from, and among the Variable Sub-Accounts under the same conditions that we may delay paying proceeds. See "Requesting Payments," page _.

        We also reserve the right to impose a $25 transfer fee on each transfer in a Contract Year in excess of twelve, and to limit, upon notice, the maximum number of transfers you may make per calendar month or per Contract Year. For purposes of assessing any transfer charge, each transfer request is considered one transfer, regardless of the number of Variable or Fixed Sub-Accounts affected by the transfer.

        After the Income Date, you must have our prior consent to transfer value from the Fixed Account to the Variable Account or from the Variable Account to the Fixed Account. We reserve the right to limit the number of transfers among the Variable Sub-Accounts to one transfer per Contract Year after the Income Date.

        Subject to any required regulatory approvals, we reserve the right to transfer assets of a Variable Sub-Account that we determine to be associated with the class of Contracts to which the Contract belongs, to another variable account or to another variable sub-account.

        DOLLAR-COST AVERAGING PROGRAM. The dollar-cost averaging program permits you to systematically transfer on a monthly basis, or as frequently as we authorize, a set dollar amount from either the Money Market Sub-Account or a Fixed Sub-Account to any combination of Variable Sub-Accounts. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of Accumulation Units is high. However, you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

        You may elect to participate in the dollar-cost averaging program at any time before the Income Date by sending us Satisfactory Notice. The minimum transfer amount is $250 from the Money Market Sub-Account, or from the 1, 2, 3, 4, or 5 year Guaranteed Period of the Fixed Account, as applicable. All dollar-cost averaging transfers will be made on the day of each month that corresponds to your Contract Date unless that date is not a Business Day. Otherwise, the transfer will be made on the next following Business Day. Once elected, it remains in effect from the date we receive your request until the Income Date or until the value of the Sub-Account from which transfers are being made is depleted or until you cancel the program by written request. You can request changes by writing us at our Customer Service Center. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. Dollar-cost averaging is not available while you are participating in the automatic portfolio rebalancing program.

        ASSET ALLOCATION PROGRAM. You may select from four asset allocation model portfolios designed by Ibbotson and Associates. These models are as follows:

        Model                                      Investment and Risk Profile
        -----                                      ---------------------------
          1                                            Capital Preservation
          2                                            Moderate Growth
          3                                            Growth
          4                                            Aggressive Growth

If you elect to participate in the asset allocation program, initial and additional purchase payments will automatically be allocated among the Variable Sub-Accounts indicated by the model you select. Although you may only use one model at a time, you may elect to change your selection as your tolerance for risk, and/or your needs and objectives change. You may use a questionnaire that we offer to determine the model that best meets your risk tolerance and time horizons.

        From time to time Ibbotson and Associates reviews the models and may find that allocation percentages among the Variable Sub-Accounts or even some of the Variable Sub-Accounts within a particular model may need to be changed. We will send you notice at least 30 days before any such change is made.

        None of the models include the Fixed Account. However, you may allocate a portion of your initial or additional purchase payments, or transfer Account Value between an asset allocation model and the Fixed Account.

        If you participate in the asset allocation program, the transfers made under the program are not taken into account in determining any transfer charge. There is no additional charge for this option. We reserve the right to discontinue offering this program at any time and for any reason.

        AUTOMATIC PORTFOLIO REBALANCING PROGRAM. Once your money has been allocated among the Variable Sub-Accounts, the investment performance of each Variable Sub- Account may cause your allocation to shift. Prior to the Income Date, you may instruct us to automatically rebalance (on a calendar quarter, semi-annual, or annual basis) Variable Account Value to return to your original percentage allocations. Your request will be effective on the Business Day on which we receive your request at our Customer Service Center. Requests received on other than a Business Day will be deemed received on the next following Business Day. Your percentage allocations must be in whole percentages. You may start and stop automatic portfolio rebalancing at any time and make changes to your allocation percentages by written request. There is no additional charge for using this option. A transfer under this option is not considered a transfer for purposes of assessing any transfer charge. We reserve the right to discontinue offering this program at any time and for any reason. Any money allocated to the Fixed Account will not be included in the rebalancing. [The automatic portfolio rebalancing program is not available while you are participating in the dollar-cost averaging program].

        ACCOUNT VALUE. The Account Value serves as a starting point for calculating certain values under a Contract. It is the aggregate of the Variable Account Value and the Fixed Account Value credited to the Contract. The Account Value is determined first on the Contract Date and thereafter on each Business Day. The Account Value will vary to reflect the performance of the Variable Sub-Accounts to which purchase payments have been allocated, interest credited on amounts allocated to the Fixed Account, charges, transfers, withdrawals, and full surrenders. It may be more or less than purchase payments paid.

        SURRENDER VALUE. The Surrender Value on a Business Day before the Income Date, is the Account Value, reduced by any applicable surrender charge that would be deducted if the Contract were surrendered that day and by any applicable annual administration charge.

        VARIABLE ACCOUNT VALUE. On any Business Day, the Variable Account Value is equal to sum of the value in each Variable Sub-Account. The value in each Variable Sub-Account is equal to the number of Accumulation Units attributable to that Variable Sub-Account multiplied by the Accumulation Unit Value for that Variable Sub-Account for that Business Day. When you allocate a purchase payment or transfer Account Value to a Variable Sub-Account, your Contract is credited with Accumulation Units in that Variable Sub-Account. The number of Accumulation Units is determined by dividing the dollar amount allocated or transferred to the Variable Sub- Account by the Sub-Account's Accumulation Unit value for that Business Day. Similarly, when an amount is transferred, withdrawn, or surrendered from a Variable Sub-Account, the number of Accumulation Units is determined by dividing the dollar amount transferred, withdrawn, or surrendered by the Variable Sub-Account's Accumulation Unit value for that Business Day.

        ACCUMULATION UNIT VALUE. Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Business Day to the next. [The Accumulation Unit value for each Variable Sub-Account was arbitrarily set at $___ when the Sub-Account was established.] For each Valuation Period [after the date of establishment], the Accumulation Unit value is determined by multiplying the Accumulation Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period.

        NET INVESTMENT FACTOR. The net investment factor is an index used to measure the investment performance of a Variable Sub-Account from one Valuation Period to the next during the Accumulation Period. The net investment factor for any Valuation Period is determined by dividing (a) by (b) where:

        (a)  is the result of:

             (i) the Net Asset Value per share of the investment portfolio share in which the Variable Sub-Account invests determined at the end of the current Valuation Period, plus

             (ii) the per share amount of any dividend or capital gain distributions made by the investment portfolio on shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, and plus or minus

             (iii) a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Variable Sub-Account; and

        (b) is the Net Asset Value per share of the investment portfolio share in which the Variable Sub-Account invests determined at the end of the immediately preceding Valuation Period;

        The net investment factor may be more or less than, or equal to, one.

        FIXED ACCOUNT VALUE. The Fixed Account Value is the sum of the value of each Fixed Sub-Account on any particular date. The value of the Fixed Sub-Accounts is equal to: (1) the sum of the following amounts: purchase payment allocations, transfers of Account Value to the Fixed Sub-Account, and interest accruals; minus (2) the sum of any withdrawals and any applicable surrender charges or transfers from the Fixed Sub-Accounts including any applicable Market Value Adjustment, transfer charge, and portion of the annual administration charge.

5.      WHAT ARE THE EXPENSES UNDER THE CONTRACT?

        We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include: the ability for Owners to make withdrawals and surrenders under the Contracts; the death benefit paid on the death of the Owner; the available investment options, including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, and systematic partial withdrawal programs; administration of the income plan options available under the Contracts; and the distribution of various reports to Owners. Costs and expenses we incur include those associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses, and other costs of doing business. Risks we assume include the risks that Annuitants may live longer than estimated when the annuity factors under the Contracts were established, that the amount of the death benefit will be greater than Account Value, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted. We may also deduct a charge for taxes. See "Fee Table," page ___.

        Unless otherwise specified, charges are deducted proportionately from all Variable Sub-Accounts and Fixed Sub-Accounts in which you are invested.

        Charges under a Contract may be reduced or eliminated when certain sales or administration of the Contract result in savings or reduction of expenses and/or risks.

SURRENDER CHARGE

        If you make an Excess Withdrawal or surrender a Contract during the first seven Contract Years, we may deduct a surrender charge calculated as a percentage of the amount of purchase payment(s) withdrawn or surrendered. The applicable percentage is 7% in the first Contract Year, and declines until it reaches 0% in the eighth Contract Year.

        If a Contract is surrendered, the surrender charge is deducted from the Account Value in determining the Surrender Value. If an Excess Withdrawal is taken, the surrender charge is deducted from the Account Value remaining after you have been paid the amount requested. We will deduct the surrender charge from each Variable Sub-Account and each Fixed Sub-Account pro-rata. Each year after the first Contract Year, you may withdraw a "Free Withdrawal Amount" without incurring a surrender charge. For a table of surrender charges and a description of the Free Withdrawal Amount, see the "Fee Table," page __.

        With an Excess Withdrawal, purchase payments will be liquidated in whole or in part on a "first-in, first-out" basis. This means we liquidate purchase payments in the order they were made: the oldest unliquidated purchase payment first, the next oldest unliquidated purchase payment second, until all purchase payments have been liquidated.

        The total surrender charge will be the sum of the surrender charges for each purchase payment being liquidated. The amount requested from a Sub-Account may not exceed the value of that Sub-Account less any applicable surrender charge.

         EXAMPLE OF CALCULATION OF SURRENDER CHARGE. Assume the applicable surrender charge is 7% and you have requested a withdrawal of $1,000. Your initial Purchase

Payment was $5,000 and your current Account Value is $5,250. Your Free Withdrawal Amount is the greater of (a) or (b), where:

             (a) is the excess of 10% of the total purchase payments over 100%
                 of all prior withdrawals in that Certificate Year (10% * $5,000 = $500); and

             (b) is the excess of the Account Value on the date of
                 withdrawal over the unliquidated purchase payments ($5,250 - $5,000 = $250).

Therefore, the Free Withdrawal amount is $500. A surrender charge will apply to the excess of $1,000 over $500. The surrender charge is equal to $35 (7% x $500).

        WAIVER OF SURRENDER CHARGE. We will not deduct a surrender charge if, at the time we receive a request for a withdrawal or a surrender, we have received due proof that you (or the Annuitant, if the Owner is not an individual) have a "Qualifying Terminal Illness" or have been confined continuously to a "Qualifying Licensed Hospital or Nursing Care Facility" for at least 45 days in a 60 day period. "Qualifying Terminal Illness" and "Qualifying Licensed Hospital or Nursing Care Facility" are defined in the Contract.

ANNUAL ADMINISTRATION CHARGE

        We will deduct an annual administration charge during the first seven Contract Years (i) on each Contract Anniversary, and (ii) on the day of any surrender if the surrender is not on the Contract Anniversary. We will waive this fee on and after the eighth Contract Anniversary, or if the Account Value is at least $50,000 when the annual administration charge would have otherwise been deducted. The charge will be deducted from each Variable or Fixed Sub-Account proportionately.

TRANSFER CHARGE

        We currently do not deduct this charge   However, we reserve the right
to deduct a transfer charge of $25 for the 13th and each subsequent transfer during a Contract Year. For the purpose of assessing the transfer charge, each written request is considered to be one transfer, regardless of the number of Variable Sub-Accounts or Fixed Sub-Accounts affected by the transfer. In the event that the transfer charge becomes applicable, it will be deducted proportionately from the Variable Sub- Account(s) or the Fixed Sub-Account(s) from which the transfer is made.

ASSET-BASED CHARGES

        We deduct Asset-Based Charges for mortality and expense risks and administrative costs assumed by us. Prior to the Income Date, Asset-Based Charges are deducted monthly and calculated as a percentage of the Variable Account Value on the date of deduction. On the Contract Date, and monthly thereafter, the Asset-Based Charges are deducted proportionately from the Variable Sub-Accounts in which you are invested. After the Income Date, however, these charges are called

Variable Sub-Account Charges and are deducted daily from the assets of such Variable Sub-Accounts. The maximum charges are:

                                                            Combined Asset-Based Charges
                                                            ----------------------------

                                           Annual Charge    Monthly Charge     Daily Charge
                                           -------------    --------------     ------------

         Contract Years 1-7                      1.40%          .116667%         .0038626%
         Contract Years 8+                       1.25%          .104167%         .0034462%

Asset-Based Charges also are deducted on the effective date of any transfer from the Fixed Account, or allocation of purchase payment to the Variable Account, based on the amount transferred or allocated and based on the number of days remaining until the next date of deduction. These charges do not apply to Fixed Account Value attributable to a Contract.

FUND EXPENSES

         Because the Variable Account purchases shares of the various Funds, the net assets of the Variable Account will reflect the investment advisory fees and other operating expenses incurred by the Funds. A table of each Fund's advisory fees and other expenses can be found in the front of this prospectus in the Fee Table. For a description of each Fund's expenses, advisory fees, and other expenses, see the attached Funds' prospectuses.

6.       HOW WILL MY INVESTMENT IN THE CONTRACT BE TAXED?

         THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE.

INTRODUCTION

         The following summary provides a general description of the federal income tax considerations associated with the Contracts and does not purport to be complete or to cover all tax situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. COUNSEL OR OTHER COMPETENT TAX ADVISERS SHOULD BE CONSULTED FOR MORE COMPLETE INFORMATION. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

         The Contracts may be purchased on a non-tax-qualified basis ("Non-Qualified Contract") or purchased on a tax-qualified basis ("Qualified Contract"). Qualified Contracts are designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 408 or 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or income payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our [AND YOUR] tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants, and Beneficiaries are responsible for determining whether contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

         DIVERSIFICATION REQUIREMENTS. The Code requires that the investments of the Variable Account be "adequately diversified" in order for the Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

         In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate purchase payments and transfer Account Values, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Variable Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Contract.

         REQUIRED DISTRIBUTIONS. To be treated as an annuity contract for federal income tax purposes, the Code requires a Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

         Other rules may apply to Qualified Contracts.

         The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAX TREATMENT OF ANNUITIES

         IN GENERAL. We believe that if you are a natural person you will not be taxed on increases in the value of a Contract until a distribution occurs or until income payments begin. (An agreement to assign or pledge any portion of the Account Value, and, in the case of a Qualified Contract, any portion of an interest in the qualified plan, generally will be treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

         NON-NATURAL PERSON. The Owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Account Value over the "investment in the contract" (generally, the purchase payments or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person may wish to discuss these with a tax adviser.

         The following discussion generally applies to Contracts owned by natural persons.

         WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Owner's investment in the Contract at that time.

         In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

         PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

         -       made on or after the taxpayer reaches age 59 1/2;
         -       made on or after the death of an Owner;
         -       attributable to the taxpayer's becoming disabled; or
         - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

         Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted regarding exceptions from the penalty tax.

         INCOME PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of income payments, as determined when income payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

         TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as income payments.

         TRANSFERS, ASSIGNMENTS OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the designation of a payee other than yourself, the selection of certain Income Dates, [or the exchange of a Contract] may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer or assignment should consult a tax advisor as to the tax consequences.

         WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

         MULTIPLE CONTRACTS. All annuity contracts that we or our affiliates issue to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

         The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limited distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.

         WITHDRAWALS. When a withdrawal from a Qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the ratio of the owner's investment in the contract (generally, the purchase payments or other consideration paid for the contract) to the participant's total accrued benefit balance under the retirement plan. For Qualified Contracts, the investment in the contract can be zero. Distributions from certain qualified plans are generally subject to mandatory withholding. Special tax rules apply to withdrawals from Roth IRAs (see below).

         Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. We will endorse the Contract as necessary to conform it to the requirements of such plan.

         INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not generally ruled whether death benefit provisions such as the provisions in the Contract comport with IRA qualification requirements.

         SIMPLE IRAs. Beginning in January 1, 1997, certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the SIMPLE IRA to meet Code requirements may result in adverse tax consequences.

         ROTH IRAs. Effective January 1, 1998, Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA.
Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

OTHER TAX CONSEQUENCES

         As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

7.       HOW DO I ACCESS MY MONEY?

         You may make partial withdrawals or a full surrender under the Contracts. When you surrender your Contract you can request that the proceeds be paid under an income plan. See "What are my Income Payment Options?," page
__.

WITHDRAWALS

         You may request to withdraw part of the Surrender Value at any time before the Income Date. (If you have elected the "payments for a specified period certain" income plan option, you may request a full withdrawal after the
Income Date.  See "What are my Income Payment Options?," page _ .)   Requests
for withdrawals may be made in writing. See "Requesting Payments," page __. Any withdrawal must be at least $250. We will pay you the withdrawal amount in one sum. Under certain circumstances, payments of proceeds from a withdrawal may be delayed. See "Requesting Payments," page __ .

         When you request a withdrawal, you can direct how the withdrawal will be deducted from your Account Value. If you provide no directions, the withdrawal will be deducted from your Account Value in the Variable and Fixed Sub-Accounts on a pro-rata basis.

SURRENDERS

         You may request surrender of the Contract at any time before the Income Date. (If you have elected the "payments for a specified period certain" income plan option, you may request a surrender after the Income Date. See "What are my Income Payment Options?," page __ .) The Contract will terminate on the date we receive your request or such later date as you might request. We will pay you the Surrender Value in one sum unless you choose an income plan. Under certain circumstances, payments of proceeds from a surrender may be delayed. See "Requesting Payments," page _ .

SYSTEMATIC PARTIAL WITHDRAWAL PROGRAM

         The systematic partial withdrawal program provides automatic monthly, quarterly, semi-annual, or annual payments to you from the amounts you have accumulated in the Variable Sub-Accounts and/or the Fixed Sub-Accounts. You select the day withdrawals will be taken, but this day can be no later than the 28th day of the month. If a day is not selected, the month anniversary of the Contract Date will be used. The minimum payment is $100. The maximum payment amount is the Free Withdrawal Amount (see "Fee Table," page __ ). However, any amount in excess of interest earned on a Fixed Sub-Account in the prior period (for example, prior month for monthly withdrawals or prior quarter for quarterly withdrawals), may be subject to a Market Value Adjustment (see "Market Value Adjustment," page __). You may elect to participate in the systematic partial withdrawal program at any time before the Income Date by providing Satisfactory Notice. Once we have received your request, the program will begin and will remain in effect until your Account Value drops to zero. You may cancel or make changes in the program at any time by providing us with Satisfactory Notice. Unless you specify otherwise, withdrawals under the systematic partial withdrawal option will be deducted from your Account Value in the Variable and Fixed Sub-Accounts on a pro-rata basis. We do not deduct any other charges for this option. We reserve the right to discontinue offering the systematic partial withdrawal option at any time and for any reason.

IRA PARTIAL WITHDRAWAL OPTION

         If your Contract is an IRA Contract and you will attain age 70 1/2 in the current calendar year, distribution may be made to satisfy requirements imposed by federal tax law. An IRA Partial Withdrawal provides payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. A notice before distributions commence will be sent, and you may elect this option at that time, or at a later date. The IRA Partial Withdrawal option may not be elected while you are participating in the systematic partial withdrawal program. IRA Partial Withdrawals may be taken on a monthly, quarterly, or annual basis. A minimum withdrawal of $100 is required. You select the day withdrawals will be taken, but this day can be no later than the 28th day of the month. If a day is not elected, the month anniversary of the Contract Date will be used. An IRA Partial Withdrawal in excess of the maximum withdrawal amount for systematic partial withdrawals may be subject to a Market Value Adjustment.

REQUESTING PAYMENTS

         You must provide us with Satisfactory Notice of your request for payment. We will ordinarily pay any death benefit, withdrawal, or surrender proceeds within seven days after receipt at our Customer Service Center of all the requirements for such a payment. The amount will be determined as of the date our Customer Service Center receives all such requirements.

         We may delay making a payment, applying Account Value to an income plan, or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC, by order, permits postponement of payment to protect our Contract Owners. We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Fixed Account for a withdrawal or surrender request for up to six months from the date we receive the request. If payment is deferred 30 days or more, the amount deferred will earn interest at a rate not less than the minimum required in any jurisdiction in which the Contract is delivered.

8.       HOW IS CONTRACT PERFORMANCE PRESENTED?

         We may advertise or include in sales literature yields, effective yields, and total returns for the Variable Sub-Accounts. Effective yields and total returns for the Variable Sub-Accounts are based on the investment performance of the corresponding portfolio of the Funds. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. We may also advertise or include in sales literature a Variable Sub-Account's performance compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison.

         The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

         The yield of a Variable Sub-Account (except the Money Market Sub-Account) refers to the annualized income generated by an investment in the Variable Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period.

         The total return of a Variable Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Variable Sub-Account for various periods of time. Average annual total return of a Variable Sub-Account tells you the return you would have experienced if you allocated a $1,000 purchase payment to a Variable Sub-Account for the specified period. Standardized average annual total return reflects all historical investment results, less all charges and deductions applied against the Variable Sub-Account, including any surrender charge that would apply if you terminated a Contract at the end of each period indicated, but excluding any deductions for purchase payment taxes. "Non-Standard" average annual total return information may be presented, computed on the same basis as described above, except that deductions will not include the Surrender Charge. In addition, we may from time to time disclose average annual total return in non-standard periods and cumulative total return for a Variable Sub-Account.

         We may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Funds. We may also disclose yield, standard total returns, and non-standard total returns of funds or other accounts managed [by the Adviser or Subadviser with investment objectives similar to those of the Funds], and Variable Sub-Account performance based on that performance data. Non-standard performance will be accompanied by standard performance.

         In advertising and sales literature, the performance of each Variable Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Variable Sub-Accounts.
Advertising and sales literature may also compare the performance of a Variable Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deduction for the expense of operating or managing an investment portfolio. Other independent ranking services and indexes may also be used as a source of performance comparison. We may also report other information, including the effect of tax deferred compounding on a Variable Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

9.       DOES THE CONTRACT HAVE A DEATH BENEFIT?

         DEATH BENEFIT. If any Owner dies before the Income Date, we will pay the Beneficiary the greatest of:

          (i) the Account Value determined as of the day we receive proof of death;

          (ii) 100% of the sum of all purchase payments made under your Contract, reduced by any prior withdrawals (including any associated surrender charge and Market Value Adjustment incurred); or

          (iii) the highest anniversary value (the "Highest Anniversary
          Value").

         The Highest Anniversary Value is equal to the greatest anniversary value attained in the following manner. Upon our receipt of due proof of death, we will calculate an anniversary value for each Contract Anniversary prior to the date of death, but not beyond the deceased's attained age 80. The anniversary value is equal to the Account Value on a Contract Anniversary and reduced proportionately by the amount of any withdrawals (including any associated surrender charge and Market Value Adjustment incurred) taken since that anniversary, and increased by the dollar amount of additional purchase payments made since that anniversary. (By reduced proportionately we mean decreased by the same percentage as the decrease in your Account Value that results from the withdrawal.)

         If there are multiple Owners, the age of the oldest Owner will be used to determine the applicable death benefit. If there is no Owner who is a natural person (that is, an individual), we will treat the Annuitant as Owner for the purpose of determining when the Owner dies and the Annuitant's age will determine the applicable death benefit payable to the Beneficiary.

         The death benefit may be paid immediately in one lump sum, or an income plan may be chosen. See "What are my Income Payment Options?" page ___. An income plan may be chosen subject to the following conditions:

         (1)     the Beneficiary becomes the new Owner;

         (2) the excess, if any, of the death benefit over the Account Value will be allocated among the Variable Sub-Accounts and Fixed Sub-Accounts in proportion to their values as of the date on which the death benefit is determined;

         (3) no additional purchase payments may be applied to the Contract; and

         (4) if the new Owner is not the deceased Owner's spouse, the entire interest in the Contract, must be distributed in one of following ways:

                 a. The entire interest in the Contract must be distributed over the life of the new Owner, or over a period not extending beyond the life expectancy of the new Owner, with distributions beginning within one year of the Owner's death; or

                 b. The entire interest in the Contract must be distributed within five years of the Owner's death.

         (5) If the Beneficiary is the deceased Owner's spouse, the Contract will continue with the surviving spouse as the new Owner. The surviving spouse may name a new Beneficiary (and, if no Beneficiary is so named, the surviving spouse's estate will be the Beneficiary). Upon the death of the surviving spouse, the death benefit will equal the Account Value as of the date we receive proof of death at the time of the surviving spouse's death, and the entire interest in the Contract must be distributed to the new Beneficiary in accordance with the provisions of 4(a) or 4(b) above.

         If there is more than one Beneficiary, the foregoing provisions will apply independently to each Beneficiary.

         If the death benefit is payable and an income plan is chosen, the Income Date will be the date we receive due proof of the Owner's death. The Beneficiary must choose the income plan as well as whether the income payments are to be fixed or variable or a combination of fixed and variable. See "What are my Income Payment Options?" page ____.

         If the Annuitant dies on or after the Income Date, and income payments have been selected based on an income plan providing for payments for a guaranteed period, we will make the remaining guaranteed payments to the Beneficiary.

         PROOF OF DEATH. Proof of death must be received at our Customer Service Center before we will pay any death benefit. We will accept one of the following items:

                 1. An original certified copy of an official death certificate; or

                 2. An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

                 3.       Any other proof satisfactory to us.

         ACCIDENTAL DEATH BENEFIT. We will provide an accidental death benefit equal to the purchase payments made minus any withdrawals (including any associated surrender charge or Market Value Adjustment incurred) determined as of the date of any Owner's death, up to a maximum of $_______. We must receive satisfactory proof of accidental death at our Customer Service Center within 30 days after an accidental death or as soon thereafter as reasonably possible. To qualify for this benefit, an Owner's death must occur on or before attained age 80 and be a direct result of accidental bodily injury, independent of all other causes, and the terms and conditions described in your Contract must be satisfied. The accidental death benefit will be paid to the designated beneficiary upon receipt of satisfactory proof of accidental death at our Customer Service Center. This benefit terminates when the accidental death benefit is paid, when the Contract is surrendered or the entire Account Value is applied to an income plan, when the interest in the Contract is distributed due to the death of an Owner, or when you request termination of the benefit. The accidental death benefit is not available with an IRA annuity.

         If there is no Owner who is a natural person (that is, an individual), we will treat the Annuitant as Owner and use the Annuitant's age for purposes of determining whether the accidental death benefit is payable.

 10.     WHAT OTHER INFORMATION SHOULD I KNOW?

SAGE LIFE ASSURANCE OF AMERICA, INC.   We are a Delaware stock life insurance
company that is wholly owned by Sage Insurance Group, Inc. Our Executive Office is located at 300 Atlantic Street, Stamford, CT 06901. We were incorporated in 1981 and have been continuously engaged in the life insurance business since that year. We are subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which we do business. We sell insurance in 49 states and the District of Columbia. We submit annual statements on our operations and finance to insurance officials in such states and jurisdictions. The Contracts described in this prospectus have been filed with and, where required, approved by, insurance officials in those jurisdictions where they are sold.

         THE SAGE VARIABLE ANNUITY ACCOUNT A. We established the Variable Account as a separate investment account under Delaware law on December 3, 1997. The Variable Account may invest in mutual funds, unit investment trusts, and other investment portfolios. We own the assets in the Variable Account and are obligated to pay all benefits under the Contracts. The Variable Account is used to support the Contracts as well as for other purposes permitted by law. The Variable Account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or Sage Life Assurance of America, Inc.

         The Variable Account is divided into Variable Sub-Accounts, each of which currently invests in shares of a specific Fund of The Alger American Fund, ____, or ____. Variable Sub- Accounts buy and redeem Fund shares at net asset value without any sales charge. Any dividend from net investment income and distribution from realized gains from security transactions of a Fund are reinvested at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of a Variable Sub-Account are credited to or charged against that Variable Sub-Account without regard to any other income, gains or losses of Sage Life Assurance of America, Inc. Assets equal to the reserves and other Contract liabilities with respect to each Variable Sub-Account are not chargeable with liabilities arising out of any other business or account of ours. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

         The Variable Account may include other Variable Sub-Accounts that are not available under the Contract and are not otherwise discussed in this prospectus. We may substitute another Variable Sub-Account or insurance company separate account under the Contracts, if, in our judgment, investment in a Variable Sub-Account should no longer be possible or becomes inappropriate to the purposes of the Contracts, or if investment in another variable sub-account or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.


         THE SAGE FIXED INTEREST ACCOUNT A. The Fixed Account is a separate investment account under state insurance law. It is maintained separate from our general account and separate from any other separate account that we may have. We own the assets in the Fixed Account. The Fixed Account will not be charged with liabilities that arise from any other business that we conduct.
We may transfer to our general account assets which exceed the reserves and other liabilities of the Fixed Account. Notwithstanding the foregoing, our obligations under (and values and benefits under) the Fixed Account option of the Contracts do not vary as function of the investment performance of the Fixed Account. Owners and Beneficiaries with rights under the Contracts do not participate in the investment gains or losses of the assets of the Fixed Account. Such gains or losses accrue solely to us. We retain the risk that the value of the assets in the Fixed Account may fall below the reserves and other liabilities that we must maintain in connection with our obligations under the Fixed Account option of the Contracts. In such an event, we will transfer assets from our general account to the Fixed Account to make up the difference. The Fixed Account is not required to be registered as an investment company under the 1940 Act.

         VOTING OF FUND SHARES. We are the legal owner of shares held by the Variable Sub- Accounts and as such, have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Variable Sub-Accounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Account Value in the Variable Sub-Accounts. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds, we will send Owners voting instruction materials, a voting instruction form, and any other related material. Shares held by a Variable Sub-Account for which no timely instructions are received will be voted by us in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations, or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so.

MODIFICATION

         When permitted by applicable law, we may modify the Contracts as follows: (1) deregister the Variable Account under the 1940 Act; (2) operate the Variable Account as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate the Variable Account as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Variable Account; (5) combine the Variable Account with other separate accounts; and (6) combine a Variable Sub-Account with another Variable Sub-Account. If the actions we take result in a material change in the underlying investments of a Variable Sub-Account in which you are invested, we will notify you of the change. You may then make a new choice of Variable Sub-Accounts.

DISTRIBUTION OF THE CONTRACTS

         Finplan of America, Inc. ("Finplan"), acts as the distributor (principal underwriter) of the Contracts. Finplan is a corporation organized under the laws of the state of Delaware in 1997, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Finplan is a wholly owned subsidiary of Sage Insurance Group, Inc., the Company's parent corporation. The Company compensates Finplan for acting a principal underwriter under a distribution agreement. The Contracts are offered on a continuous basis and the Company does not anticipate discontinuing the offer. The Contracts may not be available in all states.

         The Contracts are sold by broker-dealers through registered representatives of such broker- dealers who are also appointed and licensed as insurance agents. These broker-dealers receive commissions for selling Contracts calculated as a percentage of purchase payments (up to a maximum of 6%). Broker-dealers who meet certain productivity and profitability standards may be eligible for additional compensation.

EXPERTS

         The statutory basis statements of admitted assets, liabilities and surplus of Sage Life Assurance of America, Inc. as of [December 31, 1997], and the related statutory basis statements of income and changes in surplus, and cash flows for the years then ended, [appearing in the prospectus] have been audited by [Ernst & Young LLP], independent accountants, whose report thereon is set forth elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

LEGAL PROCEEDINGS

         There are no legal proceedings to which the Variable Account is a party or the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

REPORTS TO CONTRACT OWNERS

         We maintain the records and accounts of all transactions involving the Contract, the Variable Account, and the Fixed Account. We will send you a report at least once each calendar quarter within 31 days of the end of each calendar quarter showing information about your Contract for the period covered by the report. We will send you an annual and a semi-annual report for each Fund underlying a Variable Sub-Account to which you have allocated Account Value, as required by the 1940 Act. In addition, when you make purchase payments, or if you make transfers or withdrawals, you will receive a confirmation of these transactions.

ASSIGNMENT

         You may assign your Contract at any time prior to the Income Date. No assignment will be binding on us unless we receive Satisfactory Notice. We will not be liable for any payments made or actions we take before the assignment is accepted by us. An absolute assignment will revoke the interest of any revocable Beneficiary. We are not responsible for the validity of any assignment. An assignment may be a taxable event.

CHANGE OF OWNER, BENEFICIARY, OR ANNUITANT

         During your lifetime and while your Contract is in force, you can transfer ownership of this Contract or change the Beneficiary, or change the Annuitant. However, the Annuitant cannot be changed after the Income Date. To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner, Beneficiary, or Annuitant will take effect on the date you signed the notice. Any of these changes will not affect any payment made or action taken by us before our acceptance. A change in Owner may be a taxable event and may also effect the amount of death benefit payable under this Contract.

MISSTATEMENT AND PROOF OF AGE, SEX, OR SURVIVAL

         We may require proof of age, sex, or survival of any person whose age, sex, or survival any payments depend. If the age or sex of the Annuitant has been misstated, or if the age of the Owner has been misstated, the benefits will be those which the Account Value applied would have provided for the correct age and sex.  If we have made incorrect income payments, the amount
of any underpayment will be paid immediately.   The amount of any overpayment
will be deducted from future income payments.

INCONTESTABILITY

         Your Contract is incontestable from its Contract Date.


AUTHORITY TO MAKE AGREEMENTS

         All agreements made by us must be signed by one of our officers. No other person, including an insurance agent or broker, can change the terms of a Contract or make changes to your Contract without our consent.

FINANCIAL STATEMENTS

         The audited statutory basis statements of admitted assets, liabilities and surplus for the Sage Life Assurance Company of America, Inc. as of _______, ____ , and the related statutory basis statements of income and changes in surplus, and cash flows for the years then ended, as well as the Report of the Independent Accountants, are contained in the Statement of Additional Information. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

         No financial statements are presented for the Variable Account because it has yet to commence operations.

11.      HOW CAN I MAKE INQUIRIES?

         Inquiries regarding a Contract may be made by writing to us at our Customer Service Center, by calling us at ____________ (Toll Free), or by contacting one of our authorized agents.

ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA INC.

HISTORY AND BUSINESS

         Ownership: Sage Life Assurance of America, Inc ("Company") is incorporated under the laws of the state of Delaware. The Company is registered to write general life assurance and fixed and variable annuity contracts in all states except New York, and also is registered for variable life assurance business in 29 states.

         The Company's formation was sponsored in 1981 by Fidelity Mutual Life Insurance Company, a Pennsylvania insurer, under the name of Fidelity Standard Life Insurance Company ("Fidelity Life"). The Company was acquired by Security First Life Insurance Company ("Security First") of Los Angeles, California in December 1984. In January 1997, Fidelity Life was acquired by Sage Insurance Group Inc. ("Sage Insurance Group") (formerly Finplan Investments Inc.), a Delaware corporation and a subsidiary of Sage Group Limited, which is the Company's ultimate parent. The Company's name was changed to its present name in September 1997.

         Prior Business Operations: As a Security First subsidiary, the Company specialized in the marketing of annuities qualifying under Section 403(b) of the Internal Revenue Code. Under the Assumption Reinsurance Agreement, Fidelity Life's annuity business was irrevocably transferred to Security First except to the extent that an annuity contract could not be assumption reinsured as a result of contract holder rejection or failure to consent, where required, to the assumption reinsurance. As of December 31,1997, the total value of the contracts not yet assumed by Security Life was less than $300,000. Security First is now a subsidiary of The Metropolitan Life Insurance Company.

         Holding Company Structure and Background: The Company is a wholly owned subsidiary of Sage Insurance Group which is a holding company for the Company and affiliated entities connected with the conduct of life and annuity insurance business in the United States of America. The Company is also an indirect wholly owned subsidiary of Sage Group Limited, a South African corporation quoted on the Johannesburg Stock Exchange. Sage Group Limited is a holding company with a thirty-year history of extensive operating experience in mutual funds, life assurance, investment management and real estate development. Sage Group has directly and indirectly engaged in insurance marketing activities in the United States since 1977, through its financial interests in Independent Financial Marketing Group Inc., a financial planning and bank insurance marketing company. Sage Group sold its interest in Independent Financial Marketing Group in March 1996 to the Liberty Financial Companies of Boston.

SELECTED FINANCIAL DATA

         The historical financial results of the Company for the calendar year 1996 and all prior years are not comparable to the results for the year 1997 due to the substantial change in the business operations of the Company. The Company effectively disposed of all in-force business existing as at December 31,1996 and, therefore, on January 1,1997, had no insurance liabilities under any policy contracts of the Company other than contracts that were 100% reinsured to the Company's former parent company. Effectively therefore, since January 1997, the Company became comparable to a new company that had not yet commenced business activities.

         The information summarized below is extracted from the statutory statements filed with the insurance regulatory authorities, and should be read in conjunction with the financial statements and notes thereto included in this prospectus.

                         Selected Financial Information
                   For the Fiscal Year Ended December 31, 1997
                                 (In Thousands)




        CAPITAL AND SURPLUS
        --------------------


        INCOME:

        INVESTMENT INCOME

        BENEFITS AND EXPENSES:

        TAXES



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 Introduction

         The following discussion highlights significant factors influencing the results of operation of the Company. It should be read in conjunction with the financial statements and the related notes.

 History and Business Overview

         Beginning _______ 1998, the Company plans to commence marketing of new variable annuity and variable life insurance products for the first time since all new business production and marketing was ceased in October 1996. The Company was acquired by Sage Insurance Group on January 16, 1997, and since that date has been preparing for the recommencement of insurance underwriting and marketing activities. There has been a total reengineering of the Company's products, systems and administration since the change of ownership in January 1997 when the Company was acquired by Sage Insurance Group. All of the Company's current senior management are experienced in the insurance industry and most have been recruited since January 1997. The ongoing business strategy of the Company is to confine its activities to the manufacturing and marketing of variable life insurance and annuity products where the obligations of the Company under policy contracts are determined by the value of investments held in separate accounts that are held solely for the purpose of the policy contracts to which they relate, and may not be used to pay any other obligations or creditors of the Company.

Results of Operations

         Owing to the total reorganization of the company's operations following the cessation of all marketing and other activities in October 1996, none of the comparable figures for prior years are meaningful in relation to the Company's ongoing operations and prospects.

         Realized net earnings of $___   million for the year ending December
31, 1997.

Liquidity and Capital Resources

         Total Capital and Surplus of the Company at end of 1997 was $___________________________ compared to $ 9,500,000 on January 16, 1997. Sage
Insurance Group, the new parent company, increased the available capital and surplus to $25,000,000 during 1997.

Segment Information

         The Company plans to conduct business under the following main product segments:
                 - Marketing of variable and fixed deferred annuities sold on a single premium and flexible premium basis.
                 -   Marketing of  variable and fixed immediate annuities
                 - Marketing of variable life insurance products sold on a single premium or flexible premium basis.

         During 1997 the Company did not conduct any active marketing. Its main activity during this period was to revise products and re-engineer the Company's systems and procedures in preparation for the commencement of marketing during 1998.

Reinsurance

         The Company has entered into a reinsurance agreement on a modified coinsurance basis with Security First involving insurance in-force on the purchase date of the Company. The Company also reinsures its mortality risk associated with the Contract's guaranteed death benefit with one or more appropriately licensed insurance companies.

Reserves

         In accordance with the life insurance laws and regulations under which it operates, the Company is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on outstanding contracts. Reserves involving life contingencies, are based on mortality tables in general use in the United States, and where applicable, are computed to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, will be sufficient to meet our contract obligations at their maturities, or the event of the insured's death. In the financial statements included in this Prospectus all reserves are determined in accordance with generally accepted accounting and actuarial principles.

Investments

         At December 31, 1997, invested assets totaling $_____ million consisted of $_____ short-term securities and $_____ million of bonds and other long-term investments. 100% of the portfolio was held in investment grade securities. It is the stated policy of the Company to refrain from investing in securities having speculative characteristics.

COMPETITION

         The Company is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies as well as other entities marketing insurance products comparable to those being offered by the Company. There are approximately 2,350 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than the Company. The Company is unique in that it is one of the few life insurers that confines its activities to the marketing solely of separate account variable annuity and variable life insurance products.

TRANSACTIONS WITH SAGE INSURANCE GROUP

         On November 19, 1997, the Company entered into a Cost Sharing Agreement (the "Agreement") with Sage Insurance Group. Under this Agreement, the Company agrees to be charged by Sage Insurance Group for the use of certain office space and certain office equipment. In addition, the parties agree to share the cost of certain management, clerical, administrative, technical, or other services performed for the benefit of the other party.

         Pursuant to the foregoing, the Company recorded expenses in 1997 of
_____.

         Inter Group indebtedness arising in the normal course of business are settled quarterly.

         Sage Insurance Group has also incurred expenditure in connection with the costs of establishing new systems, new products and premises for the Company. Sage Group regards these expenditures as being of a development nature and does not intend to recover these expenditures from the Company.

EMPLOYEES

         Due to the company's business strategy of outsourcing its primary administrative functions and investment functions to specialist organizations with expertise in these areas, the number of full-time personnel employed by the Company will be limited.

         As of December 31, 1997, the Company had 8 employees.

PROPERTIES

         The executive office is located at 300 Atlantic Street, in Stamford, Connecticut, where the Company's primary records are maintained. This office space is leased by Sage Insurance Group. The Company reimburses Sage Insurance Group for the office space under the Cost Sharing Agreement that is described above.

STATE REGULATION

         The Company is subject to the laws of the State of Delaware governing insurance companies and to the regulations of the Delaware Department of Insurance (the "Insurance Department"). A detailed financial statement in the prescribed form (the "Statement") is filed with the Insurance Department each year covering the Company's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves that the Insurance Department may certify that these items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times. A full examination of the Company's operations is conducted periodically by the Insurance Department and under the auspices of the NAIC.

         In addition, the Company is subject to regulation under the insurance laws of all jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. The Company is required to file the Statement with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by these agencies at regular intervals.

         The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Statement. It is anticipated that these standards will have no significant effect upon the Company.

         Further, many states regulate affiliated groups of insurers, such as the Company and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

         Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred when other insurance companies have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

         Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain insurance products of the Company are subject to various federal securities laws and regulations. In addition, current and proposed federal measures that may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                 DIRECTORS AND EXECUTIVE OFFICERS

                                                   Position held with the            Other Principal Positions
                 Name (Age)                        Company/Year Commenced            During Past Five Years
                 ----------                        ----------------------            ----------------------


                 Ronald S. Scowby(1)(2)             Director, President,             Director, Finplan of America, Inc.
                 Age 58                             Chief Executive                  9/97 to present; President, Director
                                                    Officer, 1/97 to                 Sage Insurance Group, Inc. 7/97 to
                                                    present                          present; President, Chief Executive
                                                                                     Officer, Director Sage Management
                                                                                     Services (USA), Inc. 6/96 to
                                                                                     present; President, Chief Executive
                                                                                     Officer Sage Holdings (USA), Inc.
                                                                                     12/95 to present; Owner, Sheldon
                                                                                     Scowby Resources 7/95-6/96;
                                                                                     Executive Vice President, Mutual of
                                                                                     America Life Insurance Group 6/91-
                                                                                     7/95; President, Mutual of America
                                                                                     Financial Services 6/91-7/95
                 Robin I. Marsden(1)(2)             Director, 1/97 to
                 Age 32                             present                          Investments Director, Sage Life
                                                                                     Holdings, Ltd. 11/94 to present;
                                                                                     Executive-Strategic Developments
                                                                                     Sage Group Ltd. 11/94 to present;
                                                                                     Partner, Deloitte & Touche
                 H. Louis Shill(3)(2)               Chairman,                        1/89-10/94
                 Age 67                             1/97 to present
                                                                                     Founder, Chairman, Sage Group
                                                                                     Limited 1965 to present.



                 Paul C. Meyer(4)                   Director,                        Partner, Rogers & Wells
                 Age 44                             1/97 to present

                 Richard D. Starr(5)                Director,                        Chairman & Chief Executive Officer,
                 Age 53                             1/97 to present                  Financial Institutions Group, Inc.
                                                                                     10/78 to present; President, First
                                                                                     Interstate Securities 1/95-12/95


                 Mitchell R. Katcher(1)             Director, 12/97 to               Chief Financial Officer, Finplan of
                 Age 44                             present, Senior                  America, Inc. 9/97 to present;
                                                    Executive Vice                   Treasurer, Sage Insurance Group,
                                                    President, Chief                 Inc. 7/97 to present; Executive Vice
                                                    Financial Officer,               President, Golden American Life
                                                    Chief Actuary                    Insurance Company 7/93-2/97;
                                                    5/97 to present                  Consultant, Tillinghast Towers &
                                                                                     Perrin 6/91-7/93.


1/      The principal business address of these persons is 300 Atlantic
Street, Stamford, CT  06901.
2/      As of February 1, 1998, Mr. Marsden will become the President and
Chief Executive Officer of the Company and Mr. Scowby will become the company's Chairman. Messrs. Shill, Marsden, and Scowby will remain as directors of the Company.
3/      Mr. Shill's principal business address is P.O. Box 2255,
Johannesburg, South Africa  2000.
4/      Mr. Meyer's principal business address is 200 Park Avenue, New York,
N.Y.  10166.
5/      Mr. Starr's principal business address is 22507 SE 47th Place,
Issaquah, WA  98029.


Compensation

Executive officers of the Company also serve as officers of its parent and of certain affiliated companies. Allocations have been made as to each individual's time devoted to their duties with the Company. No allocation was made during 1997 nor will any be made for 1998 for the services of Messrs. Shill, Scowby, and Marsden.

The following table includes compensation paid by the _______________________ and its subsidiaries for services rendered in all capacities for the years indicated for the Chief Executive Officer and the next four most highly compensated Executive Officers as of December 31, 1997.

                              Annual Compensation

                                                                                                All Other
Name and Principal Position     Year               Salary                    Bonus            Compensation





Employment Contracts

 The following persons have employment(3) agreements with the Company or with Sage Insurance Group Inc.: Ronald S. Scowby (Chairman); Robin I. Marsden (President and CEO)(6); Mitchell R. Katcher (Senior Executive Vice President)

Retirement Plans

         Sage Life will introduce benefit plans to provide funded, tax qualified, non-contributory retirement plans for all salaried employees, including executive officers (the "Retirement Plans") and an unfunded, non-qualified, non-contributory benefits equalization plan (the "Supplemental Retirement Plan") which provides for the accrual and payment of benefits which are not available under tax qualified plans such as the Retirement Plans.

         The Retirement Plans provide for retirement benefits based upon the accumulated value of defined contributions (expressed as a % of Compensation) paid by the company into the Retirement Plan. The current contribution rate is % of compensation and all contributions are accumulated in an individual account maintained for each employee. Compensation under the Retirement Plans consists of salary paid by ________ and its subsidiaries included under "Salary" and "Bonus" in the Summary. The amount available at the retirement date to purchase any form of single or joint life annuity will depend upon the number of years for which contributions have been made, the rate of growth achieved by the underlying investments of the individual account of each employee. There is no guarantee that a minimum amount will be available at the retirement date.

         The "Supplemental Retirement Plan", which is not qualified under ERISA, provides for similar contributions as the Retirement Plan for that portion of Compensation which is in excess of the maximum permitted from time to time for ERISA qualified plans.





--------------------

6/   As of  February 1, 1998, Mr. Scowby will become Chairman and
Mr. Marsden will become President and CEO of the Company.

                          INDEPENDENT AUDITORS REPORT

                            TABLE OF CONTENTS OF THE
                      STATEMENT OF ADDITIONAL INFORMATION

         Additional information about the Contracts and The Sage Variable Annuity Account A is contained in the Statement of Additional Information. You can obtain a free copy of the Statement of Additional Information by writing to us at the address shown on the front cover or by calling ________________(Toll
Free). The following is the Table of Contents for the Statement of Additional Information.


                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS


                                                                                                        Page
                                                                                                        ----
PARTICIPATION ............................................................................................
BENEFICIARY DESIGNATION ..................................................................................
CALCULATION OF HISTORICAL PERFORMANCE DATA
         Money Market Sub-Account Yields .................................................................
         Other Sub-Account Yields ........................................................................
         Average Annual Total Returns ....................................................................
         Other Total Returns .............................................................................
         Effect of the Annual Administration Charge on Performance Data ..................................
         Use of Indexes ..................................................................................
         Other Information ...............................................................................
INCOME PAYMENT PROVISIONS ................................................................................
         Amount of Fixed Income Payments .................................................................
         Amount of Variable Income Payments ..............................................................
         Income Units ....................................................................................
         Income Unit Value ...............................................................................
         Exchange of Income Units ........................................................................
SAFEKEEPING OF ACCOUNT ASSETS ............................................................................
LEGAL MATTERS ............................................................................................
OTHER INFORMATION ........................................................................................
FINANCIAL STATEMENTS .....................................................................................

                                   APPENDIX A


                            Market Value Adjustment


         A Market Value Adjustment will be applied to withdrawals, transfers or amounts applied to an income plan when taken from a Fixed Sub-Account prior to its Expiry Date. A Market Value Adjustment is applied separately to each Fixed Sub-Account.

         A Market Value Adjustment is determined by multiplying the amount withdrawn, transferred or applied to an income plan by the following factor.

                                             (N/365)
                          [(1+I)/(1+J+.0025)]       - 1
Where

         - I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period;

         - J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period; and

         - N is the remaining number of days in the Guarantee Period at the time of calculation.

MVA EXAMPLES

Example #1: Full Surrender -- Example of a Negative Market Value Adjustment Assume $100,000 is invested in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.00% based on the U.S. Treasury Constant Maturity Series. A full surrender is requested three years into the Guarantee Period and the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% and that no prior transfers or partial withdrawal affecting this Fixed Sub- Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT
         1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,300 ($100,000 x 1.075(3))
         2.      N = 2,555 (365 x 7)

         3.      Market Value Adjustment = $124,300 x
         {[(1.07)/(1.0825)](2555/365)-1} = - $9,700
         Therefore, the amount paid on full surrender without any surrender charge is $114,530 ($124,230 - $9,700)

Example #2:   Full Surrender -- Example of a Positive Market Value Adjustment
Assume $100,000 is invested in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.00% based on the U.S., Treasury Constant Maturity Series. A full surrender is requested three years into the Guarantee Period and the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% and that no prior transfers or partial withdrawal affecting this Fixed Sub- Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT
         1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,300 ($100,000 x 1.075(3))
         2.      N = 2,555 (365 x 7)
         3.      Market Value Adjustment = $124,300 x
         {[(1.07)/(1.0625)](2555/365)-1} = + $6,270
         Therefore, the amount paid on full surrender without any surrender charge is $130,500 ($124,230 + $6,270)


Example #3:  Partial Withdrawal -- Example of a Negative Market Value
Assume $200,000 is invested in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.00% based on the U.S. Treasury Constant Maturity Series. A partial withdrawal of $114,530 is requested three years into the Guarantee Period and the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% and that no prior transfers or partial withdrawal affecting this Fixed Sub-Account have been made.

First calculate the amount that must be withdrawn from the Fixed Sub-Account to provide the amount requested.
         1. The Account Value of the Fixed Sub-Account on the date of surrender is $248,459 ($200,000 x 1.075(3))
         2.      N = 2,555 (365 x 7)
         3. Amount that must be withdrawn = $114,530 / [(1.07)/(1.0825)](2555/365)= $124,230 Then calculate the
         Market Value Adjustment on that amount
         4.      Market Value Adjustment = $124,230 x
{[(1.07)/(1.0825)](2555/365)-1} =  - $9,700 Therefore, the amount of the partial withdrawal paid is $114,530, as requested. The Fixed Sub- Account will be reduced by the amount of the partial withdrawal, $114,530, and also reduced by the Market Value Adjustment of $9,700, for a total reduction in the Fixed Sub-Account of $124,230.

Example #4:   Partial Withdrawal -- Example of a Positive Market Value
Adjustment

Assume $200,000 is invested in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an initial Index Rate ("I") of 7.00% based on the U.S. Treasury Constant Maturity Series. A partial withdrawal of $130,500 is requested three years into the Guarantee Period and the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% and that no prior transfers or partial withdrawal affecting this Fixed Sub-Account have been made.

First calculate the amount that must be withdrawn from the Fixed Sub-Account to provide the amount requested.

         1. The Account Value of the Fixed Sub-Account on the date of surrender is $248,459 ($200,000 x 1.075(3))
         2.      N = 2,555 (365 x 7)
         3. Amount that must be withdrawn = $130,500 / [(1.07)/(1.0625)](2555/365) = $124,230 Then calculate the Market Value
         Adjustment on that amount
         4.      Market Value Adjustment = $124,230 x
{[(1.07)/(1.0625)](2555/365) -1} = + $6,270 Therefore, the amount of the partial withdrawal paid is $130,500, as requested. The Fixed Sub- Account will be reduced by the amount of the partial withdrawal, $130,500, but increased by the Market Value Adjustment of $6,270, for a total reduction in the Fixed Sub-Account of $124,230.

                       STATEMENT OF ADDITIONAL INFORMATION

                         DATED _____________ ____, 1997

        FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                    CONTRACTS

                                    issued by

         THE SAGE VARIABLE ANNUITY ACCOUNT A and SAGE LIFE ASSURANCE OF
                                  AMERICA, INC.

                                                       Customer Service Center:
                                                       P.O. Box _________
                                                       Wethersfield, CT _____
                                          Telephone:  (888) 502-7243 (Toll Free)

--------------------------------------------------------------------------------

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Flexible Deferred Combination Fixed and Variable Annuity Contracts (the Contracts) offered by Sage Life Assurance of America, Inc. ("we," "us," "our," "Sage Life," or the "Company"). You may obtain a copy of the prospectus dated ___________, by calling 1- ____-____-____ (Toll Free) or by writing to our Customer Service Center at the above. Terms used in the current Prospectus for the Contracts are incorporated into and made a part of this Statement of Additional Information.

        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR THE
                            CONTRACTS AND THE FUNDS.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PARTICIPATION...................................................................

BENEFICIARY DESIGNATION.........................................................

CALCULATION OF HISTORICAL PERFORMANCE DATA......................................
    Money Market Sub-Account Yields.............................................
    Other Sub-Account Yields....................................................
    Average Annual Total Returns................................................
    Other Total Returns.........................................................
    Effect of the Annual Administration Charge on Performance Data..............
    Use of Indexes..............................................................
    Other Information...........................................................

INCOME PAYMENT PROVISIONS.......................................................
    Amount of Fixed Income Payments.............................................
    Amount of Variable Income Payments..........................................
    Income Units................................................................
    Income Unit Value...........................................................
    Exchange of Income Units ...................................................

SAFEKEEPING OF ACCOUNT ASSETS...................................................

LEGAL MATTERS ..................................................................

OTHER INFORMATION...............................................................

FINANCIAL STATEMENTS............................................................

                                  PARTICIPATION

           The Contract does not participate in the surplus or profits of the Company, and the Company does not pay dividends on the Contracts.

                             BENEFICIARY DESIGNATION

           This is as shown in the application. It includes the name of the Beneficiary and the order and method of payment. If you name "estate" as a Beneficiary, it means the executors or administrators of the last survivor of you and all beneficiaries. If you name "children" of a person as a Beneficiary, only children born to or legally adopted by that person as of an Owner's date of death will be included.

           We may rely on an affidavit as to the ages, names, and other facts about all Beneficiaries. We will incur no liability if we act on such affidavit.

                   CALCULATION OF HISTORICAL PERFORMANCE DATA

           From time to time, we may disclose yields, total returns, and other performance data of the Variable Sub-Accounts and the Funds. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

MONEY MARKET SUB-ACCOUNT YIELDS

           From time to time, advertisements and sales literature may quote the current annualized yield of the Variable Sub-Account investing in the Money Market Fund of the ______________________ for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund (the "Money Market Sub-Account").

           This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit of the Money Market Sub-Account at the beginning of the period, dividing such net change in Account Value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Money Market Fund attributable to the hypothetical account; and (ii) charges and deductions imposed under a Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the annual administration charge and the Asset-Based Charges. For purposes of calculating current yields for a Contract, an average per unit annual administration charge is used based on the $40 annual administration charge. Current yield is calculated according to the following formula:

     Current Yield = ((NCS - ES)/UV) (365/7)

     Where:

     NCS= the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

     ES= per unit expenses attributable to the hypothetical account for the seven-day period.

     UV= the unit value for the first day of the seven-day period.

     Effective yield =         (1+((NCS - ES)/UV))(365/7)-1

     Where:

     NCS= the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

     ES= per unit expenses attributable to the hypothetical account for the seven-day period.

     UV= the unit value for the first day of the seven-day period.

     Because of the charges and deductions imposed under the Contracts, the yield for the Money Market Sub-Account is lower than the yield for the Money Market Fund.

     The current and effective yields on amounts held in the Money Market Sub-Account normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund and the Money Market Fund's operating expenses. Yields on amounts held in the Money Market Sub-Account may also be presented for periods other than a seven-day period.

OTHER VARIABLE SUB-ACCOUNT YIELDS

     The yield is a computed by: 1) dividing the net investment income of the Fund attributable to the Variable Sub-Account units less Variable Sub-Account expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period; and then 3) compounding that yield for a six-month period; and then 4) multiplying that result by two (2). Expenses attributable to a Variable Sub-Account include the annual administration charge and the Asset-Based Charges. The yield calculation assumes an annual administration charge of $40 per Contract deducted at the end of each Contract Year as of the Contract Anniversary. For purposes of calculating the 30-day or one-month yield, an average administrative cost charge based on the average Account Value in the Variable Sub-Account is used to determine the amount of the charge attributable to the Variable Sub-Account for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

     Yield =                   2 x (((NI - ES)/(U x UV)) + 1)(6)-1)

     Where:

     NI= net income of the portfolio for the 30-day or one-month period attributable to the Variable Sub-Account's units.

     ES= expenses of the Variable Sub-Account for the 30-day or one-month period.

     U=                        the average number of units outstanding.

     UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

     Because of the charges and deductions imposed under the Contracts, the yield for the Variable Sub-Account is lower than the yield for the corresponding Fund.

     The yield on the amounts held in the Variable Sub-Accounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Variable Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund and that Fund's operating expenses.

     Yield calculations do not take into account the surrender charge that is assessed on certain withdrawals and surrenders of Account Value.

AVERAGE ANNUAL TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Variable Sub-Accounts for various periods of time.

     When a Variable Sub-Account or Fund has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

     Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

     Standard average annual total returns are calculated using Variable Sub-Account unit values which we calculate on each Business Day based on the performance of the Variable Sub- Account's underlying Fund. The calculation assumes that annual Asset-Based Charges of 1.40% during the first seven Contract Years (decreasing to 1.25% during Contract Years 8 and later) are deducted monthly beginning on the Contract Date. The calculation also assumes that the annual administration charge is $40 per year per Contract deducted at the end of each Contract Year. For purposes of calculating average annual total return, an average per-dollar per-day annual administration charge attributable to the hypothetical account for the period is used. The calculation also assumes surrender of Account Value at the end of the period for the return quotation taking into account the applicable Free Withdrawal Amount. The total return is calculated according to the following formula:

     TR =                      ((ERV/P)(1/N))-1

     Where:

     TR= the average annual total return net of Variable Sub-Account recurring charges.

     ERV= the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

     P=                        a hypothetical initial payment of $1,000.

     N=                        the number of years in the period.

     From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Variable Sub-Accounts commenced operations. Such performance information for the Variable Sub-Accounts is calculated based on the performance of the various Funds and the assumption that the Variable Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Variable Sub-Accounts.

     Fund total return information used to calculate the average annual total returns of the Variable Sub-Accounts for periods prior to the inception of the Variable Sub-Accounts has been provided by the Funds. Certain Funds are not affiliated with the Company. While the Company has no reason to doubt the accuracy of figures provided by the Funds, the Company has not independently verified the accuracy of these figures.

OTHER TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect deduction of the surrender charge. Other total returns are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

     The Company may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

     CTR =                     (ERV/P) - 1

     Where:

     CTR= The cumulative total return net of Variable Sub-Account recurring charges for the period.

     ERV= The ending redeemable value of the hypothetical investment at the end of the period.

     P=                        A hypothetical single payment of $1,000.

EFFECT OF THE ANNUAL ADMINISTRATION CHARGE ON PERFORMANCE DATA

     The Contracts provide for a $40 annual administration charge (waived for Contacts with Account Value of at least $50,000, or beginning on or after the eight Contract Year) that is deducted from the Variable Sub-Accounts and the Fixed Sub-Accounts proportionately. For purposes of reflecting the annual administration charge in yield and total return quotations, the average Account Value is assumed to be $30,000, so that the annual administration charge is
 .1333%.

USE OF INDEXES

     From time to time, the performance of certain historical indexes may be presented in advertisements or sales literature. The performance of these indexes may be compared to the performance of certain Variable Sub-Accounts or Funds, or may be presented without such a comparison.

OTHER INFORMATION

     The following is a partial list of those publications which may be noted in the Funds' sales literature and/or shareholder materials which contain articles describing investment results or other data relative to one or more of the Variable Sub-Accounts. Other publications may also be cited.

Broker World                                           Financial World
Across the Board                                       Advertising Age
American Banker                                        Barron's
Best's Review                                          Business Insurance
Business Month                                         Business Week
Changing Times                                         Consumer Reports
The Economist                                          Financial Planning
Forbes                                                 Fortune
Inc.                                                   Institutional Investor
Insurance Forum                                        Insurance Sales
Insurance Week                                         Journal of Accountancy
Journal of the American Society of CLU & ChFC          Journal of Commerce
Life Insurance Selling                                 Life Association News
MarketFacts                                            Manager's Magazine
National Underwriter                                   Money
Morningstar, Inc.                                      Nation's Business
New Choices (formerly 50 Plus)                         The New York Times
Pension World                                          Pensions & Investments
Rough Notes                                            Round the Table
U.S. Banker                                            VARDs
The Wall Street Journal                                Working Woman

                            INCOME PAYMENT PROVISIONS

     AMOUNT OF FIXED INCOME PAYMENTS. On the Income Date, the amount you have chosen to apply to provide fixed income payments will be applied under the income plan you have chosen. The monthly income payment factor in effect on the Income Date times that amount and then divided by $1,000 will be the dollar amount of each monthly payment. Each of these payments are guaranteed and remain level throughout the payment period.

     The monthly income payment factor used to determine the amount of the fixed annuity income payments will not be less than the guaranteed minimum monthly income payment factors shown in the Contracts.

     AMOUNT OF VARIABLE INCOME PAYMENTS. These payments will vary in amount. The dollar amount of each payment attributable to each Variable Sub-Account is the number of Income Units for each Variable Sub-Account times the Income Unit Value of that Sub-Account. The sum of the dollar amounts for each Variable Sub-Account is the amount of the total variable annuity income payment. The Income Unit value for each payment will be determined no earlier than five Business Days preceding the due date of the variable income payment. We guarantee the payment will not vary due to changes in mortality or expenses.

     INCOME UNITS. On the Income Date, the number of Income Units for an applicable Variable Sub-Account is determined by multiplying (1) by (2) and dividing the result by (3) where:

     (1) is the part of the Account Value or death benefit on that date applied under that Variable Sub-Account;

     (2) is the guaranteed minimum monthly income payment factor for the income plan chosen; and

     (3) is the Income Unit value for the Variable Sub-Account for the Valuation Period ending on that date.

     INCOME UNIT VALUE. The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. The Income Unit value for a Variable Sub-Account's first Business Day was set at $10. Thereafter, the Income Unit value for every Business Day is determined by multiplying (a) by (b), and then dividing by (c) where:

     (a) is the Accumulation Unit value for the immediately preceding Valuation Period;

     (b) is the "net investment factor" for the Variable Sub-Account for the Valuation Period for which the value is being determined; and

     (c) is the daily equivalent of the assumed investment rate for the number of days in the Valuation Period.

     After the Income Date the net investment factor is calculated slightly different than before the Income Date. Before the Income Date Asset-Based Charges are calculated as a percentage of the Variable Account Value on the date of deduction. These charges are equal on an annual basis to 1.40% decreasing to 1.25% after the seventh Contract Year. However, on and after the Income Date, we call these charges Variable Sub-Account Charges and deduct them from the assets in each Variable Sub-Account on a daily basis. Therefore, the "net investment factor" in (b), above, is determined by dividing (a) by (b), and then subtracting (c) where:

     (a)  is the Accumulation Unit value for the current Valuation Period;

     (b) is the Accumulation Unit value for the immediately preceding Valuation Period; and

     (c) is the daily Variable Sub-Account Charges (adjusted for the number of days in the Valuation Period).

                ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE

1.   Accumulation Unit value for current Valuation Period....................................10.0026116

2.   Accumulation Unit value for immediately preceding Valuation Period .....................10.0000000

3.   Net Investment Factor prior to the Income date (1)/(2) .................................1.00026116

4.   Adjustment for Variable Sub-Account Charges............................................0.000038626

5.   Net Investment Factor on and after the Income Date (3)-(4)..............................1.00022253

6.   Income Unit value for the immediately preceding Valuation Period.......................10.00000000

7.   Daily equivalent of the assumed investment rate for the number of days in the
     Valuation Period (assuming you select 3%)=((1.03/\1/365)................................1.00008099

8.   Income Unit value for current Valuation Period [(5) x (6)]/(7).........................10.00141533


          ILLUSTRATION OF VARIABLE ANNUITY INCOME PAYMENTS

1.   Number of Accumulation Units.................................................................1,000

2.   Accumulation Unit value.................................................................10.0026116

3.   Account Value (1) x (2)..................................................................10,002.61

4.   Monthly income payment factor per $1,000 applied.............................................10.50

5.   First monthly variable income payment [(3) x (4)]/$1,000....................................105.03

6.   Income Unit Value......................................................................10.00141533

7.   Number of Income Units (5)/(6)............................................................10.50151

8.   Assume Income Unit value at the end of the second month is...................................10.05

9.   Second monthly variable income payment (7) x (10)...........................................105.54
10.  Assume Income Unit value at the end of the third month is....................................10.10
11.  Third monthly variable income payment (7) x (12)............................................106.07

     EXCHANGE OF INCOME UNITS. After the Income Date, if there is an exchange of value of a designated number of Income Units of particular Variable Sub-Accounts into other Income Units, the value will be such that the dollar amount of income payment made on the date of exchange will be unaffected by the exchange.

                          SAFEKEEPING OF ACCOUNT ASSETS

     The Company holds the title to the assets of the Variable Sub-Account. The assets are kept physically segregated and held separate and apart from the Company's general account assets and from the assets in any other separate account.

     Records are maintained of all purchases and redemptions of Fund shares held by each of the Variable Sub-Accounts.

     A fidelity bond in the amount of approximately $10 million per occurence covering the Company's directors, officers, and employees has been issued by Lloyd's of London.

                                  LEGAL MATTERS

     All matters relating to Delaware law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by James F. Bronsdon, the Company's Vice President, Legal and Compliance. Sutherland, Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.

                                OTHER INFORMATION

     A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

     The Statement of Additional Information contains no financial statements for the Variable Account because the Variable Account had not commenced operations as of the date of this Statement of Additional Information. Financial statements of the Company are presented in the prospectus.

                                     PART C

                                OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     All required financial statements are included in Part A. Financial statements for The Sage Variable Annuity Account A (the "Variable Account") are not included in Part B because the Variable Account had not yet commenced operations as of the date of this Registration Statement.

(b)  Exhibits

     (1)(a) Resolutions of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Annuity Account A.

     (2)    Not Applicable.

     (3)    Form of Distribution Agreement with Finplan of America, Inc.*

     (4)(a)(i)    Form of Individual Contract.

           (ii)   Form of Individual Contract with Interest Account.

           (iii)  Form of Group Contract

           (iv)   Form of Group Certificate

        (b)(i)    Form of Individual IRA Rider.

           (ii)   Form of Group IRA Rider.

           (iii)  Form of Individual SIMPLE IRA Rider.

           (iv)   Form of Group SIMPLE IRA Rider.

           (v)    Form of Individual Roth IRA Rider.

           (vi)   Form of Group Roth IRA Rider.

           (vii)  Form of Individual Waiver of Surrender Charge Rider.

           (viii) Form of Group Waiver of Surrender Charge Rider.

           (ix)   Form of Individual Accidental Death Benefit Rider.

           (x)    Form of Group Accidental Death Benefit Rider.

     (5)   (i)    Form of Individual Contract Application.*

           (ii)   Form of Group Certificate Application.

     (6)(a) Articles of Incorporation of the Company.

        (b) By-Laws of the Company.

     (7)    Not Applicable.

     (8)(a)(i)    Form of Participation Agreement with The Alger American Fund.*

        (b)(i) Form of Services Agreement with Financial Administration Services, Inc.*

     (9)   (i)    Opinion and Consent of James F. Bronsdon.*

           (ii)   Consent of Sutherland, Asbill & Brennan LLP.*

     (10)  Consent of Ernst & Young LLP.*

     (11)  Not Applicable.

     (12)  Not Applicable.

     (13)  Not Applicable.

     (14)  Financial Data Schedule.*

*    To be filed by pre-effective amendment.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

     Incorporated herein by reference to the section titled "Directors and Executive Officers" of the Prospectus filed as Part A of this Registration Statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The registrant is a segregated asset account of the Company and therefore is owned and controlled by the Company. The Company is a stock life insurance company of which all the voting securities are owned by Sage Insurance Group, Inc., a Delaware corporation. All the voting securities of Sage Insurance Group, Inc. are owned by Finplan of America, Inc, a Texas corporation. Finplan of America, Inc. is a wholly owned subsidiary of Sage Holdings (USA), Inc., a Virginia corporation. Sage Holdings (USA), Inc. is a wholly owned subsidiary of Sage Life Holdings Limited, a South African corporation. The nature of the business of the companies listed above is insurance and financial services. Sage Life Holdings is 100% owned by Sage Group Limited, a South African corporation which is the ultimate holding company. Sage Group Limited is a controlling company operating in life insurance, mutual funds, real estate and investment management. Various companies and other entities controlled by Sage Group Limited may be considered to be under common control with the registrant or the Company. Such other companies and entities and the nature of their businesses are set forth below. These companies are incorporated in South Africa and are wholly owned subsidiaries unless otherwise noted.

     TO BE FILED BY PRE-EFFECTIVE AMENDMENT

ITEM 27.    NUMBER OF CONTRACT OWNERS

     Not applicable.

ITEM 28.    INDEMNIFICATION

     Sage Life's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any personal benefit. Notwithstanding the foregoing, the Articles provide that if the Delaware General Corporation Law is amended to authorize further limitations of the liability of a director or a corporation, then a director of the Company, in addition to circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as amended.

     Sage Life's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

     Further, Section 145 of Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had a reasonable cause to believe that his conduct was not unlawful.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITER

     (a) Finplan of America, Inc. ("Finplan") is the registrant's principal underwriter.

     (b)    Officers and Directors of Finplan.

Name and Principal Business Address*                      Positions and Offices With the Underwriter
-----------------------------------------                 -----------------------------------------------------
Ronald S. Scowby                                          Director

James F. Bronsdon                                         President, Chief Executive Officer, Chief
                                                          Legal Officer

Mitchell R. Katcher                                       Chief Financial Officer

James F. Renz                                             Treasurer

* The principal business address of all of the persons listed above is 300 Atlantic Street, Stamford, CT 06901.

ITEM 30.    LOCATION OF BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained at our Customer Service Center at P.O. Box ______, Wethersfield, CT
_____.

ITEM 31.    MANAGEMENT SERVICES

     [All management contracts are discussed in Part A or Part B of this registration statement.]

ITEM 32.    UNDERTAKINGS AND REPRESENTATIONS

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

     (c) The registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

     (d) The Company represents that the fees and charges under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

     As required by the Securities Act of 1933, and the Investment Company Act of 1940, the registrant has caused this registration statement to be signed on its behalf, in the City of Stamford, and the State of Connecticut, on this 18th day of December, 1997.

                                  The Sage Variable Annuity Account A
                                  (Registrant)

                                  By:  Sage Life Assurance of America, Inc.

Attest:  /s/

/s/James F. Bronsdon                 By: /s/Ronald S. Scowby
----------------------                  ---------------------------------------
                                       Ronald S. Scowby
                                       Director, President, Chief Executive
                                       Officer, Sage Life Assurance of America,
                                       Inc.

                                  By:  Sage Life Assurance of America, Inc.
                                       (Depositor)

Attest:  /s/

/s/James F. Bronsdon                   By: /s/Ronald S. Scowby
----------------------                   --------------------------------------
                                       Ronald S. Scowby
                                       Director, President, Chief Executive
                                       Officer

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                                   Title                                     Date
---------                                                   -----                                     ----
/s/Robin I. Marsden                                       Director                              December 19, 1997
-----------------------
Robin I. Marsden

/s/H. Louis Shill                                         Chairman                              December 19, 1997
-----------------------
H. Louis Shill

/s/Paul C. Meyer                                          Director                              December 18, 1997
-----------------------
Paul C. Meyer

/s/Richard D. Starr                                       Director                              December 19, 1997
-----------------------
Richard D. Starr

/s/Mitchell R. Katcher                         Director, Senior Executive Vice                  December 18, 1997
-----------------------                          President, Chief Financial
Mitchell R. Katcher                                       Officer,
                                                       Chief Actuary